 Exhibit 99.2

Hydrogenics Corporation Notice of Annual Meeting of Shareholders May 12, 2017 Management Proxy Circular

Notice of Annual Meeting of Shareholders of Hydrogenics Corporation Date: Business of the Annual Meeting of the Common Shareholders The business of the meeting will be to: 1. receive the consolidated financial statements of the Company for the year ended December 31 , 2016 together with the report of the auditors on those statements ; 2. reappoint PricewaterhouseCoopers LLP as auditors of the Company and authorize the Audit Committee of the Board of Directors to fix their remuneration ; 3. elect directors for the ensuing year; 4. to transact such other business as may properly be brought before the meeting . May 12, 2017 Time: 10:00 a.m. (Eastern Time) Place: Hydrogenics Corporation 220 Admiral Boulevard Mississauga, Ontario, Canada At the meeting, you will have an opportunity to hear about our 2016 performance and plans for the Company going forward . The accompanying management proxy circular provides additional information relating to the business to be considered at the meeting and forms part of this notice . You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you are a holder of our common shares as of 5 : 00 p . m . (Toronto time) on March 21 , 2017 . If you cannot attend the meeting in person, you may vote by proxy . Instructions on how to complete and return the proxy are provided with the proxy form and are described in the accompanying management proxy circular . To be valid, proxies must be received by CST Trust Company by mail at P . O . Box 721 , Agincourt, Ontario, Canada, M 1 S 0 A 1 or by fax to (416) 368 - 2502 or 1 (866) 781 - 3111 (toll free), or hand delivered to CST Trust Company, 320 Bay Street, B 1 Level, Toronto, Ontario, M 5 H 4 A 6 , or scan and email to proxy@canstockta . com no later than 5 : 00 p . m . (Toronto time) on May 10 , 2017 or, if the meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before such adjourned or postponed meeting . By the order of the Board of Directors, Robert Motz Chief Financial Officer and Corporate Secretary Toronto, March 21, 2017 2

What’s Inside Management Proxy Circular YOUR VOTE IS IMPORTANT Whether or not you plan to attend the meeting, we encourage you to cast your vote. Your participation as a shareholder is very important to us. Details about voting may be found starting on page 4 of this Circular. About this Circular and Related Materials 3 Solicitation of Proxies and Voting Instructions 4 Voting Shares 5 Business of the Meeting Financial Statements 6 Reappointment of Auditors 6 Election of Directors 6 Board of Directors Meetings and Attendance of Directors 14 Statement of Corporate Governance Practices 14 Audit Committee Report 19 Compensation of Executive Officers and Directors 21 Appendix A Mandate of the Board of Directors 36 Appendix B Committee Charters 40 3 About This Circular and Related Proxy Materials We are providing this management proxy circular (“Circular”) and proxy materials to you in connection with the annual meeting of shareholders of Hydrogenics Corporation (“Hydrogenics”, the “Corporation” or the “Company”) to be held on May 12 , 2017 (the “Meeting”) . As a shareholder, you are invited to attend the Meeting . If you are unable to attend, you may still vote by completing the form of proxy or voting instruction form that was mailed to you . This Circular describes the items to be voted on at the Meeting and the voting process, and provides information about executive compensation, our corporate governance practices and other matters . Please see the “Solicitation of Proxies and Voting Instructions” section below for an explanation of how you can vote on the matters to be considered at the Meeting, whether or not you decide to attend the Meeting . In this Circular, unless the context otherwise requires, all references to “we,” “us” and “our” refer to Hydrogenics and its subsidiaries. Unless otherwise indicated, all amounts in this Circular are in U.S. dollars. This Circular is dated as of March 21 , 2017 and, except as otherwise indicated ; all the information contained in this Circular is given as of that date .

4 The information contained in this Circular is furnished in connection with the solicitation of proxies from registered owners of common shares (the “Shares”) of Hydrogenics (and of voting instructions in the case of non - registered owners of Shares) to be used at the Meeting, and at all adjournments and postponements thereof, for the purposes set forth in the accompanying notice of annual meeting . It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally by employees of the Company . The solicitation of proxies and voting instructions by this Circular is being made by or on behalf of management of the Company . The total cost of the solicitation of proxies will be borne by the Company . Registered Owners If you are a registered owner of Shares, you may vote in person at the Meeting or you may appoint another person to represent you as proxy holder and vote your Shares at the Meeting . If you wish to attend the Meeting in person, do not complete or return the enclosed form of proxy because you will vote in person at the Meeting . Please register with the transfer agent, CST Trust Company (“CST”), when you arrive at the Meeting . Appointment of Proxies If you do not wish to attend the Meeting, you should complete and return the enclosed form of proxy . The individuals named in the form of proxy are representatives of management of the Company and are officers of the Company . You have the right to appoint someone else to represent you at the Meeting . If you wish to appoint someone else to represent you at the Meeting, insert that other person’s name in the blank space in the form of proxy . The person you appoint to represent you at the Meeting need not be a shareholder of the Company . To be valid, proxies must be received by CST by mail at P . O . Box 721 , Agincourt, Ontario, Canada, M 1 S 0 A 1 or by fax to (416) 368 - 2502 or 1 (866) 781 - 3111 (toll free), not later than 5 : 00 p . m . (Toronto time) on May 10 , 2017 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting . Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for the deposit of proxies may be waived by the Board of Directors (the “Board”) at its discretion without notice. Revocati o n If you have submitted a proxy and later wish to revoke it, you can do so by: (a) completing and signing a form of proxy bearing a later date and depositing it with CST as described above ; (b) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) : (i) at the registered office of the Company at any time up to the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used ; or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment or postponement thereof ; or (c) following any other procedure that is permitted by law. Voting of Proxies In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy will vote, or withhold from voting, your Shares in accordance with the instructions you have indicated on the form of proxy and, if you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly . In the absence of any direction, your Shares will be voted by the management representatives : (i) FOR the reappointment of the auditors and the authorization of the Audit Committee of the Board to fix their remuneration ; (ii) FOR the election of directors ; and (iii) FOR the resolution approving an amendment to our Omnibus Incentive Plan The management representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments or variations to matters identified in the notice of annual meeting and with respect to other matters that may properly come before the Meeting . As at the date of this Circular, management of the Company knows of no such amendments, variations or other matters . Non - registered Owners If your Shares are registered in the name of a depository (such as CDS & Co . , the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self - administered RRSP, RRIF, RESP or similar plan), you are a non - registered owner . Only registered owners of Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Solicitation of Proxies and Voting Instructions

5 Meeting . If you are a non - registered owner, you are entitled to direct how the Shares beneficially owned by you are to be voted or you may appoint yourself or a representative that will entitle you or your representative to attend and vote at the Meeting . In accordance with the Canada Business Corporations Act (“CBCA”) and Canadian securities law, the Company has distributed copies of the notice of annual meeting, this Circular and the 2016 annual report (collectively, the “meeting materials”) to the intermediaries for onward distribution to non - registered owners who have not waived their right to receive them . Typically, intermediaries will use a service company (such as Broadridge Investor Communications Solutions) to forward the meeting materials to non - registered owners . If you are a non - registered owner and have not waived your right to receive the meeting materials, you will receive either a request for voting instructions or a form of proxy with your meeting materials . The purpose of these documents is to permit you to direct the voting of the Shares you beneficially own . You should follow the procedures set out below, depending on which type of document you receive : (1) Request for Voting Instructions If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign, date and return the enclosed request for voting instructions in accordance with the directions provided . You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary is not required to honour the revocation unless it is received at least seven days before the Meeting . If you wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign, date and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the Meeting . You (or the other person) must register with the transfer agent, CST, when you arrive at the Meeting . - or - (2) Form of Proxy The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Shares beneficially owned by you . Otherwise, the form of proxy is incomplete . If you do not wish to attend the Meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “Registered Owners” above. If you wish to attend the Meeting, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided . To be valid, proxies must be received by CST by mail at P . O . Box 721 , Agincourt, Ontario, Canada, M 1 S 0 A 1 or by fax to (416) 368 - 2502 or 1 (866) 781 - 3111 (toll free), or hand delivered to CST Trust Company, 320 Bay Street, B 1 Level, Toronto, Ontario, M 5 H 4 A 6 , or scan and email to proxy@canstockta . com not later than 5 : 00 p . m . (Toronto time) on May 10 , 2017 or, if the Meeting is adjourned or postponed, 48 hours, (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting . You must register with the transfer agent, CST, when you arrive at the Meeting . You should follow the instructions on the document that you have received and contact your intermediary promptly if you need assistance . Revocation If you have submitted a proxy and later wish to revoke it, you can do so by: (a) completing and signing a form of proxy bearing a later date and depositing it with CST as described above ; (b) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) : (i) at the registered office of the Company at any time up to the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment or postponement thereof ; or (c) following any other procedure that is permitted by law. Each holder of Shares of record at the close of business on March 21 , 2017 , the record date established for notice of the Meeting and for voting, will be entitled to vote on all matters proposed to come before the Meeting (or any adjournments or postponements thereof) on the basis of one vote for each Share held . As of March 21 , 2017 , the Company had 12 , 544 , 960 Shares outstanding . To the knowledge of our directors and officers, as of March 21 , 2017 , no person or company beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10 % of the voting rights attached to our outstanding Shares . Voting Shares

6 Business of the Meeting FINANCIAL STATEMENTS Our consolidated financial statements for the year ended December 31 , 2016 are included in our 2016 annual report, which was mailed to shareholders together with this Circular . The consolidated financial statements and the auditors’ report on those consolidated financial statements will be submitted to shareholders at the Meeting but no vote is required in respect of the consolidated financial statements, nor will one be taken . REAPPOINTMENT OF AUDITORS Based on the recommendation of the Audit Committee, our Board proposes that PricewaterhouseCoopers LLP (“PwC”) be reappointed as our auditors for the ensuing year, at a remuneration to be determined by the Audit Committee . Pursuant to its charter, the Audit Committee has reviewed the nature and amount of audit and non - audit services provided by PwC to ensure auditor independence . The management representatives designated in the enclosed form of proxy intend to vote FOR the reappointment of PwC as auditors of the Company, to hold office until the next annual meeting of shareholders and to authorize the Audit Committee to fix the auditors’ remuneration . PwC has served as auditors of the Company since 2000 . Fees payable to PwC for the years ended December 31 , 2016 and 2015 were as set out below . Fee (CA$) 2016 2015 Audit Fees C A $ 4 9 3 , 4 82 C A $ 6 0 9 , 5 80 Audit - Related Fees C A $32,410 C A $7,889 Tax Fees CA $nil CA$3,231 All Other Fees C A $88,786 CA$19,014 Total fees CA$614,678 CA$639,714 Audit Fees In 2016 and 2015 , these fees included professional services rendered for the review of interim consolidated financial statements, statutory audits of annual consolidated financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including United States Sarbanes - Oxley Act of 2002 (“SOX”) compliance and International Financial Reporting Standards . Audit - Related Fees In 2016 and 2015 , these fees included professional services that reasonably relate to the above services and Canadian Public Accounting Board Fees . Tax Fees In 2015 , these fees included professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns . All Other Fees In 2016 and 2015 , these fees related to audit fees related to the public offering completed on December 16 , 2015 and fees related to audit fees for funding agreements for research & development activities . ELECTION OF DIRECTORS Under the Articles of the Company, our Board consists of a minimum of three members and a maximum of twelve members ; the number of directors within such range is to be determined by our Board from time to time . Our Board has determined that the number of directors of the Company shall be fixed at seven and the number of directors to be elected at the Meeting shall be seven . The following tables provide background information on the seven nominee directors proposed to be elected, as well as the number of Shares over which direction or control is exercised by the director, and stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) held, in each case, as at March 21 , 2017 . All of the nominees have been directors of the Company since the dates indicated in the following tables . Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed . The management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below . Voting Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason before the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion . Majority Voting Policy The Board has adopted a majority voting policy that applies to the election of directors at the Meeting . This means that if a director receives more "withhold" votes than "for" votes at the Meeting, then the director will promptly tender his or her resignation to the Chair of the Board. This resignation would be effective if accepted by the Board. The Human Resource and Corporate Governance Committee will consider a director's offer to resign and make a recommendation to the Board as to whether to accept it. The Board will accept resignations, except in exceptional circumstances. The Board will have 90 days from the Meeting to make and publicly disclose its decision either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable).

Douglas S. Alexander, Chair



Douglas S. Alexander
Age: 59
London, Ontario, Canada
Corporate Director
Director since 2006
Independent
C. DIR

Douglas S. Alexander joined our Board of Directors in May 2006 and has served as Chair of our Board of Directors since May 2009. Mr. Alexander is the Chairman of the Board of Directors of Equitable Life Insurance Company, a Director and member of the Audit Committee of Critical Outcome Technologies Inc. and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005 and served as a director on Biorem Technologies Inc. from 2010 to 2012. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander's financial expertise and corporate experience, including responsibility for the Human Resources function while at Trojan Technologies Inc., in addition to his extensive knowledge of the business, assist him in assessing appropriate executive compensation based on the Company's performance. Mr. Alexander is a Chartered Professional Accountant and is a member of the Institute of Chartered Accountants in Scotland and Ontario. He is also a Chartered Director, having graduated from the Director's College, a joint venture between McMaster University and the Conference Board of Canada.

Board/Committee Membership	Overall Attendance 100%		Securities Held at March 21, 2017					Total Value of Securities as of March 21, 2017
			Shares	DSUs	RSUs	Stock Options	Total Securities	
Board of Directors, Chair	11 of 11	100%	88	56,950	Nil	Nil	57,058	CA$490,703
Human Resources and Corporate Governance Committee	2 of 2	100%						
Audit Committee	5 of 5	100%						

7

Michael Cardiff



Michael Cardiff
Age: 58
Toronto, Ontario, Canada
Corporate Director
Director since 2007
Independent
ICD.D

Michael Cardiff joined our Board of Directors in November 2007. He was most recently Global Senior Vice President for the Office of the CFO Business Unit at INFOR, a $3 billion revenue software company. His business unit included software for financials, payroll, human resources, performance management, business intelligence, planning and forecasting, compliance and risk management. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies, including large multinationals such as EDS, SAP and IBM, as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently also a director of Aterna Zentaris and Startech.Com. Mr. Cardiff has also served as a director of other publicly traded companies, including Husky Injection Molding, Descartes Systems Group, Visible Genetics and Burntsand Inc. He has also been a director of private companies, including Solcorp, Spectra Security Software and Visible Decisions and not-for-profit organizations such as The Toronto International Film Festival, Roy Thomson Hall and Medic Alert Foundation. Mr. Cardiff holds the ICD.D designation from the Institute of Corporate Directors. Mr. Cardiff has also been recognized with a Canadian export Lifetime Achievement Award as well as one of Canada's Top 40 under 40.

Board/Committee Membership	Overall Attendance 100%		Securities Held at March 21, 2017					Total Value of Securities as of March 21, 2017
			Shares	DSUs	RSUs	Stock Options	Total Securities	
Board of Directors	11 of 11	100%	Nil	27,197	Nil	Nil	27,197	CA$ 233,894
Human Resources and Corporate Governance Committee	2 of 2	100%						
Audit Committee	5 of 5	100%						

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Joseph Cargnelli



Joseph Cargnelli
Age: 47
Toronto, Ontario, Canada
Director since 1996
Not Independent
Chief Technology Officer

Joseph Cargnelli is one of our founders and served as a director from January 1996 to January 2005, when he resigned in connection with the closing of the Stuart Energy acquisition. Mr. Cargnelli was re-elected at the meeting of shareholders on May 17, 2005. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000. Mr. Cargnelli was appointed as our Vice President, Technology in July 2000. His title was changed to Chief Technology Officer in April 2003 and he continues to serve in that capacity. Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto. From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods. Mr. Cargnelli is a member of the Professional Engineers of Ontario.

Board/Committee Membership	Overall Attendance 100%		Securities Held at March 21, 2017					Total Value of Securities as of March 21, 2017
			Shares	PSUs	RSUs	Stock Options	Total Securities	
Board of Directors	11 of 11	100%	156,462	33,011	29,919	130,578	349,970	CA$ 3,009,742

9

Sara Elford



Sara Elford
Age: 47
Shawnigan Lake, British Columbia, Canada
Corporate Director
Director since 2016
Independent

Sara Elford joined our Board of Directors in January 2016. Ms. Elford is a corporate director. Prior to that, Ms. Elford was a sell-side equity research analyst with Canaccord Genuity, with over 20 years of experience in the capital markets industry. Over the course of her analyst career, Ms. Elford followed a broad range of industries and business models, with a specific, but not exclusive, focus on emerging companies, technologies and/or sectors. According to Thomson Reuters Starmine, she was named in the top two for stock picking in her sector six times since 2003, and in 2005 she was named the top stock picker in Canada across all sectors and analysts. Ms. Elford has been a CFA Charterholder since 1997 and completed the academic requirements for the directors' education program with the ICD in 2015. She is currently a member of the FTSE Environmental Markets Committee and is also a member of the Board of Directors of Carmanah Technologies and Pure Technologies. She is a graduate of Bishop's University in Quebec.

Board/Committee Membership	Overall Attendance (from January 19, 2016 onward)		Securities Held at March 21, 2017					Total Value of Securities as of March 21, 2017
			Shares	DSUs	RSUs	Stock Options	Total Securities	
Board of Directors	10 of 10	100%	2,400	2,492	Nil	Nil	4,892	CA$42,071
Human Resources and Corporate Governance Committee	1 of 1	100%						
Audit Committee	4 of 4	100%						

10

David C. Ferguson	
 **David C. Ferguson** **Age: 65** **Toronto, Ontario, Canada** **Corporate Director** **Director since 2014** **Independent**	**David C. Ferguson** joined our Board of Directors in October 2014. Mr. Ferguson was Executive Managing Director and Chief Financial Officer of BMO Capital Markets and was a member of the Board of Directors of BMO Nesbitt Burns between 1999 and 2012. Prior to 1999, he had a 25 year career at KPMG including 16 years as an audit partner in the Toronto office serving major clients in the manufacturing, mining, and financial services sectors. Mr. Ferguson is a member of the Board of Directors of GMP Capital Inc. where he serves as Chair of the Audit Committee and a member of the Governance Committee. He also serves on the Boards of Directors and chairs the Audit Committees of two private companies, Antares Holdings GP, Inc. and Highland Therapeutics Inc. Mr. Ferguson is the former President and Chair of the Board of Directors of the Canadian Opera Company, one of Canada's leading performing arts organizations. Mr. Ferguson is a Fellow of the Institute of Chartered Professional Accountants of Ontario, and member of the Institute of Corporate Directors. Mr. Ferguson received Bachelor of Commerce and Master of Business Administration degrees from the University of Toronto.

Board/Committee Membership	Overall Attendance 100%		Securities Held at March 21, 2017					Total Value of Securities as of March 21, 2017
			Shares	DSUs	RSUs	Stock Options	Total Securities	
Board of Directors	11 of 11	100%	1,200	6,671	Nil	Nil	7,871	CA$67,689
Human Resources and Corporate Governance Committee	2 of 2	100%						
Audit Committee, Chair	5 of 5	100%						

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Don Lowry	
 **Don Lowry** **Age: 65** **Edmonton, Alberta Canada** **Corporate Director** **Director: 2000-2007, 2013 – present** **Independent** **ICD.D**	**Don Lowry** was appointed to the Board of Directors in January 2013. After 16 years, Don Lowry stepped down from the position of President & CEO of EPCOR Utilities in March of 2013 to focus on corporate board work and to serve on local community boards and associations. Prior to joining EPCOR, Don spent more than 20 years in the telecommunications industry. He was President and Chief Operating Officer of Telus Communications Inc. and Chair of Alta Telecom. Don is currently non-executive Chair of Capital Power and served as non-executive Chair of Canadian Oil Sands from 2009 to 2016. As well, he serves as a director of Stantec and Melcor REIT. Don earned his ICD.D designation from the Rotman School of business. He was the Chair of the 2014-2016 Edmonton World Triathalon. In 2013 he established the Don and Norine Lowry, Women of Excellence annual scholarship for Edmonton women pursuing their post-secondary education in Edmonton. In 2010 Don was recognized as Alberta Venture's Business Person of the Year; and was the Alberta Chamber of Resources' Resource Person of the year in 2014. Don holds a B.Comm. (Honours) and an MBA from the University of Manitoba. He is also a graduate of the Harvard Advanced Management Program and the Banff School of Management.

Board/Committee Membership	Overall Attendance 89%		Securities Held at March 21, 2017					Total Value of Securities as of March 21, 2017
			Shares	DSUs	RSUs	Stock Options	Total Securities	
Board of Directors Human Resources and Corporate Governance Committee, Chair Audit Committee	10 of 11 2 of 2 4 of 5	91% 100% 80%	Nil	12,343	Nil	Nil	12,343	CA$ 106,151

12

Daryl Wilson



Daryl Wilson
Age: 57
Oakville, Ontario, Canada
Director since 2006
C. Dir
Not Independent
President and
Chief Executive Officer

Daryl Wilson was appointed President and Chief Executive Officer in December 2006. Prior to joining Hydrogenics, Mr. Wilson held senior leadership positions at Royal Group Technologies Inc., ZENON Environmental Inc., TOYOTA and DOFASCO Inc. Mr. Wilson is a Director of ATS Automation Tooling Systems Inc. In 1990, Mr. Wilson earned an MBA from McMaster University in Operations Management/Management Science. Mr. Wilson is a Professional engineer and holds a Bachelor's degree in Chemical Engineering from the University of Toronto. Mr. Wilson is a Chartered Director (C.Dir), having graduated in 2009 from Director's College.

Board/Committee Membership	Overall attendance 100%		Securities Held at March 21, 2017					Total Value of Securities as of March 21, 2017
			Shares	PSUs	RSUs	Stock Options	Total Securities	
Board of Directors	11 of 11	100%	16,702	95,970	57,648	312,270	483,040	CA$4,154,144

Corporate Cease Trade Orders or Bankruptcies

No proposed director is, as of the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "order") that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer;

(b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c) while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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Board of Directors Meetings Held and Attendance of Directors

Our Board has an Audit Committee and a Human Resources and Corporate Governance Committee. The information presented below reflects Board and committee meetings held and the attendance of directors for the year ended December 31, 2016.

Summary of Board and Committee Meetings Held

Board of Directors	11
Audit Committee	5
Human Resources and Corporate Governance Committee	2

Summary of Attendance of Directors in 2016

	Board Meetings		Audit Committee		Human Resources and Corporate Governance Committee	
Name	(meetings)		(meetings)		(meetings)	
Douglas S. Alexander (1)	11	100%	5	100%	2	100%
Michael Cardiff (2)	11	100%	5	100%	2	100%
Joseph Cargnelli	11	100%	--	--	--	--
Sara Elford (3)	10	100%	4	100%	1	100%
David C. Ferguson (4)	11	100%	5	100%	2	100%
Don Lowry (5)	10	91%	4	80%	2	100%
Daryl Wilson	11	100%	--	--	--	--

Notes

(1) Member of the Human Resources and Corporate Governance Committee and Audit Committee.

(2) Member of the Human Resources and Corporate Governance Committee and Audit Committee.

(3) Member of the Human Resources and Corporate Governance Committee and Audit Committee. Ms. Elford was appointed to the Board and Committees effective January 19, 2016 and has attended all meetings since that date.

(4) Chair of the Audit Committee, member of the Human Resources and Corporate Governance Committee.

(5) Chair of the Human Resources and Corporate Governance Committee, member of the Audit Committee.

Statement of Corporate Governance Practices

Board of Directors

Our Board has plenary power from shareholders to manage, or supervise the management of, the business and affairs of the Company. Our Board shares the belief that its role is to act in the best interests of the Company. The focus of the Board is to provide objective, prudent guidance to our management. Through management, the Board ensures appropriate processes are in place and are operating effectively and being monitored. The Board's responsibility to shareholders is demonstrated by its commitment to effective corporate governance and disclosure.

Our Board understands strong governance frameworks are critical not only to ensure organizational compliance and effectiveness, but increasingly to meet capital market expectations. The Board, through the Human Resources and Corporate Governance Committee, continues to monitor governance reforms and implement changes to our governance practices as necessary to comply with SOX, any new rules issued by the United States Securities and Exchange Commission ("SEC"), the Nasdaq Global Market ("Nasdaq"), the Canadian Securities Administrators (the "CSA"), the Toronto Stock Exchange ("TSX"), other applicable regulatory authorities, and industry best practice.

Five of the Company's directors, including the Chair of the Board of Directors, are "independent", representing a majority of our Board of Directors. The Board's determination as to each director's independence is made annually with

14

15 reference to definitions under applicable securities laws and stock exchange regulations . The Board considers Douglas S . Alexander, Michael Cardiff, Sara Elford, David C . Ferguson and Don Lowry to be independent directors . The Board does not consider Joseph Cargnelli and Daryl Wilson to be independent directors . The Board considers Daryl Wilson to be related by virtue of his being President and Chief Executive Officer of the Company and Joseph Cargnelli to be related by virtue of his being Chief Technology Officer of the Company . See background information regarding each of our directors under the heading “Business of the Meeting  Election of Directors” for information regarding the boards of other issuers on which they presently act as directors and “Board of Directors Meetings Held and Attendance of Directors” for the attendance record of each director for all Board and committee meetings held since the beginning of the most recently completed financial year . Pursuant to the Company’s strategic alliance with General Motors Corporation, General Motors Corporation is entitled to nominate one director to be included in the slate of the directors that is presented to shareholders for approval at the meeting . General Motors Corporation has declined to nominate a director for the ensuing year . In order to facilitate open and candid discussions among independent directors, independent directors may meet, at their entire discretion, at the end of each regularly scheduled Board meeting, in an in camera session without the non - independent members present . In addition, from time to time, the independent directors will have a special meeting with only independent directors . During the year, the Board held 11 meetings, all of which were regularly scheduled . During the regularly scheduled meetings, 11 in camera sessions were held . In addition, we believe the fact that our Audit Committee and Human Resources and Corporate Governance Committee are both composed entirely of independent directors facilitates the Board’s exercise of independent judgment. Board Mandate The Board has adopted a written mandate for the Board (the “Mandate of the Board of Directors”) to confirm and enhance the Board of Directors’ ongoing duty and responsibility for stewardship of the Company . The Mandate of the Board of Directors is set forth in Appendix A . The Board is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company . The Board generally discharges its responsibilities either directly or through the Audit Committee and the Human Resources and Corporate Governance Committee . Specific responsibilities of the Board set out in the Mandate of the Board of Directors include :  Appointing Management – including approval of the Chief Executive Officer and the Chief Financial Officer, the compensation of the Chief Executive Officer and the oversight of succession planning programs ;  Strategic Planning – including the review and approval of the Company’s business, financial and strategic plans on at least an annual basis ;  Monitoring of Financial Performance – including the review of the Company’s ongoing financial performance and results of operations and review and approval of the Company’s audited and interim consolidated financial statements and management’s discussion and analysis of financial conditions and results of operations (“MD&A”) ;  Risk Management – including the identification of the Company’s principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks ;  Establishing Policies and Procedures – including the approval and monitoring of all policies and procedures including those related to corporate governance, ethics and confidentiality;  Communication and Reporting – including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments ; and  Other Responsibilities – including those related to position description s , orientatio n and c o nt i nui n g ed u ca t ion, nomination of directors and Board evaluations and matters in respect of any disposition, material commitment or venture, or significant expenditure in either monetary or business terms . Position Descriptions The Board has approved written position descriptions for the Chief Executive Officer, the Chair of the Board and the chairs of each of the Board’s committees . The Human Resources and Corporate Governance Committee is responsible for reviewing and making recommendations to the Board regarding position descriptions for each of the Chair of the Board, committee chairs and the Chief Executive Officer . The Chair of the Board is responsible for the functioning of the Board including, among other things, determining the agenda for each meeting of the Board, ensuring directors are kept informed of appropriate corporate matters, chairing the meetings and acting as a key liaison between the Board and senior management .

16 Chairs of Board committees are responsible for, among other things, scheduling, setting agendas for and presiding over committee meetings and acting as liaison between the committee and the Board. The Chief Executive Officer is responsible for, among other things, overseeing the day - to - day business affairs of the Company, recommending to the Board the strategic plan and annual business plan and budgets and supervising senior management . Orientation and Continuing Education Pursuant to the Mandate of the Board of Directors, it is the responsibility of the Board to provide an orientation program for new directors and ongoing educational opportunities for all directors . The Board, upon the recommendation of the Human Resources and Corporate Governance Committee, adopted a written policy on director orientation and continuing education (the “Board Education Policy”) . Under the Board Education Policy, newly appointed directors attend an orientation session designed to familiarize them with the Company’s business and operations (including the Company’s reporting structure, strategic plans, significant financial, accounting and risk issues, and compliance programs and policies), management and external auditors . New directors also have an opportunity to meet with management and other members of the Board to familiarize themselves with the business of the Company and their responsibilities as members of the Board . New directors are also provided with a manual containing, among other things, a record of historical public information as well as copies of the Mandate of the Board of Directors and the committees’ charters and corporate policies . Under the Board Education Policy, the Board will, from time to time, arrange for presentations by key personnel or qualified outside consultants concerning topics relating to the Company’s business, changes to the Company’s legal and regulatory framework and corporate and board governance . The Board also encourages directors to attend external continuing education programs designed for directors of public companies and offers some financial support in this regard . Five of the directors have completed formal director education programs . Ethical Business Conduct The Company has adopted a written Code of Business Conduct and Ethics (the “Code”) which governs the behaviour of our directors, officers and employees . The Code also includes provisions required by SOX that are applicable to our Chief Executive Officer, Chief Financial Officer and other senior financial officers . The Board, through the Human Resources and Corporate Governance Committee, oversees compliance with the Code . Any deviations from, or amendments to, the Code will be publicly disclosed . There were no deviations from the Code in 2016 . The Code is accessible on our investor relations web page at www . hydrogenics . com . Nomination of Directors and Compensation The Board has a Human Resources and Corporate Governance Committee composed entirely of independent directors . See the Human Resources and Corporate Governance Committee charter at Appendix B for a description of the responsibilities, powers and operation of the Human Resources and Corporate Governance Committee . Annually, the Human Resources and Corporate Governance Committee assesses the size of the Board, the competencies, skills and personal qualities required of the Board in order to add value to the Company, and the competencies, skills and personal qualities of existing directors . Based on this assessment, the Human Resources and Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board, including proposing nominations to the Board for approval . When required, the Human Resources and Corporate Governance Committee will evaluate potential candidates for serving as a director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with the Company’s needs . In fulfilling its charter, the Human Resources and Corporate Governance Committee’s role also includes reviewing and reporting to the Board on : human resource planning, including the terms of the compensation packages provided to the Company’s employees ; succession planning and senior management appointments ; the levels and form of executive compensation in general ; and the specific compensation of senior executives, including the annual compensation of the President and Chief Executive Officer . The committee also administers the Omnibus Plan, old stock option plan (“Old Option Plan”) and deferred share unit plan (“DSU Plan”) and reviews and makes recommendations to the Board regarding the annual compensation of non - employee directors . Report of the Human Resources and Corporate Governance Committee The Human Resources and Corporate Governance Committee ensures the Company develops and implements an effective and efficient approach to corporate governance and has a plan for the continuity of its officers and an executive compensation plan that is motivational and competitive, which will attract, retain and inspire executive management and other key personnel .

17 The committee ensures the Company’s business and affairs are carried out in a transparent manner that will enhance shareholder value . The committee assesses the effectiveness of the Company’s corporate governance processes and compensation policies and, where appropriate, makes recommendations with respect to the implementation, development and modification with respect to these processes and policies . In 2016 , the Human Resources and Corporate Governance Committee, in fulfilling its responsibilities, took the following measures :  reviewed and approved, on an aggregate basis, the total compensation of all employees of the Company and all subsidiaries of the Company ;  reviewed and approved corporate goals and objectives relevant to Chief Executive Officer compensation, evaluated the Chief Executive Officer’s performance in light of those goals and objectives, and set the Chief Executive Officer’s compensation level based on this evaluation ;  reviewed the Chief Executive Officer’s evaluation of the performance of the other officers of the Company and such other senior management and key employees of the Company or any subsidiary of the Company as identified to the Human Resources and Corporate Governance Committee by the Board (collectively, the “Designated Executives”) and reviewed the Chief Executive Officer’s recommendations with respect to the amount of compensation to be paid to the Designated Executives ;  reviewed and assessed the competitiveness and appropriateness of, and approved the compensation package of, each of the Designated Executives ;  reviewed and approved any employment contracts or arrangements with each of the Designated Executives, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment ;  reviewe d an d recommende d t o th e Board compensation policies and processes and, in particular, the compensation policies and processes for the Designated Executives;  in determining the long - term incentive component of the Chief Executive Officer’s compensation and each Designated Executive’s compensation, considered the Company’s performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to executives of the Company in past years;  made recommendations to the Board with respect to incentive compensation and equity - based plans, including the design and adoption of the Omnibus Plan ;  administered, approved and ratified awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and reviewed and monitored awards under such plans;  made recommendations to the Board regarding the annual compensation of non - employee directors;  reviewed and reported to the Board on the appropriateness of the succession planning of the Company, including appointing, training and monitoring senior management ;  reviewed the significant human resources policies, plans and programs of the Company to ensure they are supportive of the Company’s near and long - term strategies ; and  undertook on behalf of, and in an advisory capacity to, the Board such other initiatives as were considered necessary or desirable to assist the Board in discharging its responsibility to ensure appropriate human resources development, evaluation , compensat i o n and p e rformance management development programs are in place and operating effectively. The Human Resources and Corporate Governance Committee met twice in 2016. The Human Resources and Corporate Governance Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2016. (Signed) Donald Lowry Chair, Human Resources and Corporate Governance Committee Diversity The Company has one female director being nominated for re - election at the Meeting . The Company does not have a written policy on the identification and nomination of female executive officers or directors, or a target for the number of women in these roles . The Company does not believe that quotas, strict rules or targets necessarily result in the identification or selection of the best candidates for directors and executive officers . However, the Company is mindful of the benefit of diversity in the workplace and on the Board, and the need to maximize the effectiveness of the Company,

18 the Board and the Board’s decision making abilities . Accordingly, the Company, and the Human Resources and Corporate Governance Committee in particular, consider both the level of female representation and diversity as essential considerations in the selection process for new directors and executive officers, in addition to the expertise and experience required . Other Committee Assessments The Human Resources and Corporate Governance Committee is responsible for supervising the assessment of the effectiveness of the Board of Directors as a whole and each committee of the Board of Directors, for evaluating the performance of the Chair of the Board, the Chair of each committee and, as necessary, the performance and contribution of individual directors . The process generally involves the Human Resources and Corporate Governance Committee assigning the task of conducting a survey of directors (with respect to their views on the effectiveness of the Board of Directors, Chair of the Board, each committee of the Board and its Chair and individual directors) . The form of the survey is approved by the Human Resources and Corporate Governance Committee . The results of the survey are communicated in writing to the Chair of the Board and the Chair then reports the overall results and the Chair’s recommendations to the Board . The Chair also meets in person or by telephone, as necessary, with each Board member to confidentially discuss his or her peer evaluation . The Chair of the Board also meets with the Chair of the Human Resources and Corporate Governance Committee to review the results of the survey prior to the Human Resources and Corporate Governance Committee meeting to finalize its recommendations for Board and committee nominations . The Chair of the Human Resources and Corporate Governance Committee meets with the Chair of the Board to discuss the Chair’s performance assessment . Term Limits At this time, the Board has not established any term limits for directors . The Board takes the view that term limits are an arbitrary mechanism for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service . The Board has experienced appropriate levels of turnover through normal processes . The Board welcomed a new director in January 2016 and the median years of consecutive service of the seven members being nominated is approximately nine years . The Board’s priorities continue to be ensuring the appropriate skill sets are present amongst the Board to optimize the benefit to the Company . This is achieved by annual skill set assessment, and annual Board, director and committee evaluations by the Human Resources and Corporate Governance Committee . These annual evaluations include interviews with the Chair to discuss performance of the Board as a whole, as well as the contributions of individual directors . The Board believes there is an appropriate level of director turnover and that the Board is independent of management. Expectations of Management The Board expects management to manage the business effectively in accordance with the strategic plan and policy directions approved by the Board . Management is expected to fully inform the Board of its performance in relation to these plans and of any events that may affect these plans, and propose remedial or alternative actions to the Board . Communications Policy In response to the Regulation on Fair Disclosure promulgated by the SEC, as well as other related regulatory initiatives, we have adopted a Communications and Disclosure Policy (the “Policy”), which reflects our commitment to providing timely and accurate corporate information to investors, including shareholders, and to the general public . The Policy requires prompt general disclosure of any material information and sets out the procedures to be followed in communicating with investors, analysts and the media, including analyst conferences via webcast over the Internet . The Policy is accessible on our investor relations web page at www . hydrogenics . com . Inquiries from shareholders are responded to by our President and Chief Executive Officer, Chief Financial Officer or other appropriate officers of the Company . We maintain regular communication with the financial and investment community through industry analyst briefings by our Chief Executive Officer and Chief Financial Officer on at least a quarterly basis . Our quarterly earnings conference calls are webcast over the Internet and are accessible for a limited period of time on our investor relations web page at www . hydrogenics . com . Disclosure Committee The Disclosure Committee was formed in November 2002 . The committee’s membership includes the President and Chief Executive Officer, Chief Financial Officer and other members of senior management . The primary purpose of the committee is to establish, maintain, review and evaluate our disclosure controls and procedures, consider the materiality of information and ensure compliance with disclosure obligations on a timely basis . The committee also supports the executive officers certifying under SOX and facilitates the procedures whereby all material information that could be required to be disclosed is accumulated, verified and communicated to the committee, senior management and our Board in a timely manner .

19 Director Share Ownership Guidelines We have established director share ownership guidelines that require each of our directors to hold Shares or DSUs equal to three times the director’s annual cash retainer within three years of his initial appointment . The value of the directors’ Shares or DSUs are measured at either the year - end Share price, or a director’s acquisition cost of Shares and initial grant price of DSUs . As at March 21 , 2017 , Messrs . Alexander, Cardiff and Lowry hold a sufficient number of Shares or DSUs to meet the guidelines . Ms . Elford and Messrs . Ferguson have recently joined the Board and have until 2020 and 2018 to achieve the directors share ownership guideline. Whistleblower Procedures We have implemented specific whistleblower procedures to facilitate the confidential, anonymous reporting by employees of any concerns or complaints regarding accounting, internal controls and auditing matters . A copy of these procedures is posted on our investor relations web page at www . hydrogenics . com . Audit Committee Report Our Board has delegated to the Audit Committee responsibility for assisting the Board in its oversight role with respect to the quality and integrity of financial information and reporting disclosure, risk management, the performance, qualifications and independence of the external auditors and legal and regulatory compliance . The Audit Committee regularly meets in camera to review management’s financial stewardship . The Audit Committee consists entirely of unrelated, independent and financially literate directors . During the past year, the Audit Committee, in fulfilling its responsibilities, took the following measures:  reviewed and discussed with management and the public accountants the Company’s annual audited consolidated financial statements, including disclosures made in management’s discussion and analysis (“MD&A”) and recommend to the Board whether the audited consolidated financial statements should be included in the Company’s annual report ;  reviewed and discussed with management and the public accountants the Company’s quarterly consolidated financial statements, including disclosures made in the MD&A or similar disclosures, prior to the filing of its quarterly report ;  reviewed and discussed with management and the public accountants the financial information and consolidated financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Company, in each case, prior to the filing of such documents ;  reviewed and discussed with management and the public accountants, as applicable: (i) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies ; (ii) analyses prepared by management or the public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS”) methods on the consolidated financial statements ; (iii) any management letter provided by the public accountants and the Company’s response to that letter ; (iv) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the public accountants’ activities or on access to requested information and management’s response thereto ; (v) the effect of regulatory and accounting initiatives, as well as off - balance sheet structures, on the consolidated financial statements of the Company ; and (vi) prior to their release, earnings press releases, as well as financial information and earnings guidance (generally or on a case - by - case basis) provided to analysts and rating agencies ;  discussed with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies ;  obtained and reviewed a report from the public accountants regarding : (i) the public accountants’ internal quality control procedures ; (ii) any material issues raised by the most recent quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the

20 firm ; (iii) any steps taken to deal with any such issues ; and (iv) all relationships between the public accountants and the Company ;  evaluated the qualifications, performance and independence of the public accountants, including a review and evaluation of the lead partner of the public accountants and taking into account the opinions of management;  ensured that the lead audit partner of the public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by SOX;  discussed with management and the public accountants any accounting adjustments that were noted or proposed by the public accountants but were passed (as immaterial or otherwise) ;  established procedures for : (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters ; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters ;  reviewed disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under SOX and the rules promulgated thereunder, including the Company’s disclosure controls and procedures and internal controls for financial reporting and evaluations thereof ;  reviewed with management and approved the Company’s investment policies for its securities portfolio and reviewed the portfolio management performance ; and  reviewed the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, reviewed financial and accounting personnel succession planning within the Company and, where possible, consulted on the appointment of, or departure of, individuals occupying these positions .  reviewed the process and controls to identify, authorize and approve accounting for and disclosing relationships and transactions with related parties . The Audit Committee met five times in 2016 . The Audit Committee is satisfied that it has fulfilled its charter during the year ended December 31 , 2016 . Additional information concerning the Audit Committee, including the relevant education and experience members is disclosed in the Company’s 20 - F March 8 , 2017 under the heading “Directors, of its dated S e nior Management and Employees  Audit Committee,” which has been filed in Canada as our AIF. (signed) David C. Ferguson Chair, Audit Committee

21 Compensation of Executive Officers and Directors As the Company reports its financial results in U . S . dollars, the following discussion is prepared showing U . S . dollars, except as otherwise noted, notwithstanding that the currencies in which the Named Executive Officers (as defined below) are paid in Canadian dollars and euro . The average exchange rates for the year ended December 31 , 2016 , for the purposes of the following disclosure, are US $ 1 = CA $ 1 . 3227 , and US $ 1 = 0 . 9081 euro, as reported by the Bank of Canada . The exchange rates as at December 31 , 2016 , for the purposes of the following disclosure, are US $ 1 = CA $ 1 . 3426 , and US $ 1 = 0 . 9476 euro, as reported by the Bank of Canada . The following compensation discussion and analysis is intended to supplement the more detailed information concerning compensation of executive officers and directors that appears in the tables that follow . Our goal is to provide a better understanding of our compensation practices and decisions made concerning the compensation payable to our executive officers and directors for 2016 . Compensation Discussion and Analysis The Human Resources and Corporate Governance Committee administers the Company’s executive compensation program for executive officers, including with respect to our President and Chief Executive Officer, our Chief Financial Officer and our three most highly compensated executives, other than the President and Chief Executive Officer and Chief Financial Officer (collectively, the “Named Executive Officers”), as listed below :  Daryl Wilson - President and Chief Executive Officer;  Robert Motz - Chief Financial Officer and Corporate Secretary;  Joseph Cargnelli - Chief Technology Officer;  Wido Westbroek - Vice President, Sales and Marketing; and  Filip Smeets - General Manager, OnSite Generation. Objectives of Executive Compensation Program The committee has primary responsibility for determining executive remuneration and for the design and review of the Company’s compensation plans . In fulfilling this role, the committee seeks to :  provide total compensation that is closely linked to the Company’s performance and to individual performance ;  align the interests of the Company’s executive officers with those of its shareholders through potential stock ownership ; and  ensure compensation and benefits are at levels such that the Company is able to attract and retain the caliber of executives and officers it needs to achieve its desired growth and performance targets. The Human Resources and Corporate Governance Committee continuously monitors compensation structures against trends in the industry . In addition, at least on an annual basis, as part of a broad risk assessment program, the Board reviews the implications of the risks associated with the Company’s compensation policies and practices . The Board has concluded that they do not encourage executive officers to take inappropriate and excessive risks . As discussed below, a significant portion of variable compensation for executives is deferred, to maintain focus of the executives on sustained long - term performance . As well, the Company has adopted a policy which prohibits executives and members of the Board from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation . Composition of Human Resources and Corporate Governance Committee The following individuals served as members of the Human Resources and Corporate Governance Committee as at December 31, 2016: Don Lowry, Chair, Douglas S. Alexander, Michael Cardiff, Sara Elford and David C. Ferguson. Each member of the Human Resources and Corporate Governance Committee is independent under tests established by legal and stock exchange requirements to which the Company is subject . None of the members of the Human Resources and Corporate Governance Committee is an officer, employee or former officer or employee of the Company or any of its affiliates . Detailed information for the members of the Human Resources and Corporate Governance Committee are included under the heading “Business of the Meeting – Election of Directors . ” All of the Human Resources and Corporate Governance Committee members have extensive, direct experience in the area of executive compensation through senior executive experience and possess a thorough understanding of employee and executive compensation - related matters . The broad experience base and depth of knowledge of compensation reflected in the Human Resources and Corporate Governance Committee membership provides the capability and perspective to successfully oversee the Company’s executive compensation program . The Human Resources and Corporate Governance Committee has reviewed and discussed with management the compensation discussion and analysis . Based on this review

22 and discussion, the committee has recommended to the Board that the report be included in this Circular. Donald Lowry (Chair) Douglas S . Alexander Michael Cardiff Sara Elford David C . Ferguson Elements of Executive Compensation Program Our executive compensation program has three principal components:  base salary;  short - term incentive (paid in cash); and  long - term, equity based incentives. We believe this variable compensation encourages high performance, promotes accountability and ensures that the interests of our executive officers are aligned with the interests of shareholders by linking individual performance and increases in shareholder value . Each of the components’ specified objectives are set forth below . The Company also offers all employees and Named Executive Officers certain benefits, such as short - term disability income benefits, long - term disability income benefits, healthcare, dental care, survivor benefits, dependent coverage, employee life insurance, dependent life insurance, accidental death, dismemberment and specific loss insurance, which form an integral part of the total compensation offered by the Company . Base Salary The objectives of base salary are to recognize market pay, acknowledge competencies and skills of individuals and reward individual contribution . The annual base salary for each of our Named Executive Officers was initially determined at the time of hire based on a number of customary factors, and is documented in an employment agreement provided to the executive officer (see also Table E m ployment “Summar y Compensation Agreements”). Short - term Incentives We provide a short - term incentive plan in which the Named Executive Officers, as well as other managers and employees, participate . This incentive plan is intended to reward achievement of short - term financial performance objectives and milestones and focus on key financial, strategic and other business objectives . Pursuant to the short - term incentive plan, we have established layers of performance incentives up to certain percentages of base salary based on market benchmarking . In landmark years, the committee may elect to award a “stretch maximum” of 100 % of base salary . The percentage that an executive is awarded is based on the achievement of corporate objectives, the achievement of business unit objectives and the achievement of individual objectives is determined by the Human Resources and Corporate Governance Committee . Certain Named Executive Officers have employment agreements with us that modify our short - term incentive compensation (see “Summary Compensation Table - Employment Agreements”) . For 2016 , the target bonuses were equal to 50 % of base salary for each of President and Chief Executive Officer, Chief Financial Officer and Corporate Secretary, and Chief Technology Officer, and 100 % of base salary for the Vice President Sales and Marketing, and up to € 35 , 000 for the General Manager, OnSite Generation . Long - term Incentives Long - term compensation is designed to focus executives’ attention on the long - term interests of the Company and its shareholders . In 2012 , the Company implemented a new Omnibus Plan which was approved by shareholders at the 2012 Annual and Special Meeting held on May 7 , 2012 . A maximum of 1 , 002 , 490 Shares are available for issuance under the Omnibus Plan, representing 10 % of the Company’s issued and outstanding Shares at that time . All employees, consultants and non - employee directors of the Company and any affiliate of the Company (if designated by the Board of Directors) are eligible to participate in the Omnibus Plan . The evolution of the employment marketplace has contributed to the continuing development of innovative compensation practices involving several alternative forms of equity - based incentives . In view of these developments, the Omnibus Plan that permits the grant of stock options and Share Units settled in Shares provides the Company with a flexible and dynamic long - term incentive compensation structure that : (i) allows for the implementation of potential performance vesting conditions ; (ii) removes the link between stock option awards and short - term performance ; and (iii) eliminates the requirement for cash settlement under the previous RSU plan, thereby eliminating both cash flow and earnings volatility resulting from the former plan . Prior to the adoption of the Omnibus Plan in 2012 , the Company had an Old Option Plan and an old restricted share unit plan (“Old RSU Plan”) . Upon the adoption of the Omnibus Plan, grants under these plans have now been frozen and no further grants or awards will be made under such plans . However, the Old Option Plan and the Old RSU Plan will continue in effect for so long as and solely to the extent necessary to administer previously - granted awards that remain outstanding under such plans . The Old RSU Plan is no

23 longer in effect as there are no longer any awards outstanding under such plan . See “Long - Term Incentives – Periods Prior to 2012 ” below for a description of the Old Option Plan . Under the Omnibus Plan, the Board may grant stock options to any eligible participant at any time . The exercise price for stock options will be determined by the Board, but may not be less than the fair market value of a Share (being the closing price of Shares on the TSX on the last trading day on which the Company’s Shares were traded occurring immediately prior to the applicable date, or if the Shares are not then traded on the TSX, as determined by the Board in its discretion) (the “Market Value”) on the date the stock option is granted, except in circumstances where the stock option is granted in exchange for another stock option, subject to TSX approval if required . Stock options will vest and become exercisable as to one third of the stock option on each anniversary of the date of grant for the three years following the date of grant, unless otherwise specified in a participant’s option agreement . Stock options must be exercised within a period fixed by the Board that may not exceed ten years from the date of grant, except in a case where the expiry period falls during a blackout period, in which case the expiry period will be automatically extended until ten business days after the end of the blackout period . The Omnibus Plan also provides for earlier termination of stock options on the occurrence of certain events, including but not limited to, termination of a participant’s employment . Under the Omnibus Plan, if an option holder’s employment or term as a director or consultant ceases as a result of the option holder’s death, retirement or disability or because of the sale of the company that employs the option holder, or to which the option holder is a director or consultant, all options vest immediately and may be exercised for 180 days (or, if earlier, to the end of the term) . If an option holder’s employment or term as a director or consultant is terminated without cause, the option holder’s options that are vested or that would otherwise have vested within the reasonable or contractual notice period may be exercised for 90 days (or, if earlier, to the end of the term) . If an option holder’s employment or term as a director or consultant is terminated by voluntary resignation, vested options may be exercised for 90 days (or, if earlier, to the end of the term) and unvested options are cancelled . If an option holder’s employment or term as a director or consultant is terminated for cause, all options are immediately cancelled . Notwithstanding the foregoing, but subject to applicable securities laws, the Board may, at its discretion, permit the exercise of any or all options held by an option holder in the manner and on the terms authorized by the Board, provided the Board may not authorize the exercise of an option beyond ten years from the date of grant, excluding any automatic extension for an expiry date that falls in a blackout period. Share Units Stock Options The Board may grant Share Units under the Omnibus Plan to any eligible participant (other than non - employee directors) at any time . The terms and conditions of grants of Share Units, including the quantity, type of award, award date, vesting conditions, applicable vesting periods and other terms and conditions with respect to the award, as determined by the Board, will be set out in such participant’s RSU agreement or PSU agreement, as applicable . Accounts will be maintained for each participant and each notional grant of Share Units, as granted to such participant from time to time, will be credited to such participant’s account . Share Units that fail to vest with respect to a participant or that are paid out to the participant are cancelled and will be removed from such participant’s account . Upon the vesting and settlement of a Share Unit, the number of Shares covered by the Share Unit will be issued from treasury by the Company as fully paid non - assessable Shares, valued at not less than the Market Value as at the date of issuance (the “Issue Date”) . If a participant gives notice to the Company, on or before the Issue Date, of its election to receive cash pertaining to a Share Unit, the Company, with the approval of the Board, may agree to pay an amount in cash equal to the aggregate Market Value of the Shares to be issued in place of issuing to the participant Shares under the Share Unit . In the case of PSUs, if the performance - related conditions in respect of the vesting of Share Units determined by the Board at the time of granting the award (the “Performance Vesting Conditions”) with respect to a fiscal year are not met during such fiscal year (the “Shortfall Year”), the PSUs which were scheduled to vest at the end of such Shortfall Year may vest in future years, so long as in such subsequent year the Performance Vesting Conditions for such subsequent year are equal to or greater than the cumulative aggregate Performance Vesting Conditions for the Shortfall Year and subsequent year . Performance Vesting Conditions may include but are not limited to, financial or operational performance of the Company, total shareholder return, individual performance criteria or otherwise, which may be measured over a specified period . If a participant’s employment is terminated for cause or the participant ceases to be a director or consultant on a similar basis, the participant forfeits all rights, title and interest in all of his or her awards, whether vested or unvested at the date of termination .

24 If a participant’s employment is terminated without cause, the participant resigns because he or she has been constructively dismissed, or the participant ceases to be a director or consultant on a similar basis then : (i) all of the participant’s stock options which would have vested during the period of contractual or reasonable notice of termination of employment, as applicable, will vest and all such vested stock options may be exercised until the earlier of their expiry date or 90 days after the date of termination, after which time all stock options expire ; (ii) subject to the Board of Directors’ approval, a pro rata portion of the participant’s RSUs that are scheduled to vest on the next scheduled vesting date will vest, based on the number of days that have elapsed between the award date and the date of termination, and such RSUs will be settled on the next scheduled vesting date ; and (iii) any PSUs standing to the credit of such participant will continue to vest (and be settled) in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurs (the “ 90 Day Period”) . Subject to the Board of Directors’ approval, any PSUs which do not vest in the normal course during the 90 Day Period will vest pro rata upon the date of termination to take into account only the period that has elapsed between the award date and the date of termination, provided the Performance Vesting Conditions are satisfied in respect of the applicable performance period in which the date of termination occurs . The Board of Directors can accelerate the vesting and termination of stock options on a change of control of the Company . The Board of Directors can also take action to preserve economic interests of a participant holding PSUs and RSUs in the event of a change of control of the Company, including ensuring the successor can assume or substitute the awards, or the Board of Directors can accelerate the vesting and settlement of the awards . The Omnibus Plan is also subject to the following limitations : (i) no more than 10 % of the Company’s outstanding Shares may be issued under the Omnibus Plan or pursuant to any other security - based compensation arrangements of the Company during any one year period ; (ii) no more than 5 % of the Company’s outstanding Shares may be issued under the Omnibus Plan or pursuant to any other security - based compensation arrangements of the Company to any one person ; and (iii) no more than 10 % of the Company’s outstanding Shares may be issued to insiders under the Omnibus Plan or under any other security - based compensation arrangements of the Company within any one year period or be issuable to insiders at any time . In addition, with respect to stock options, no more than 1 % of the Company’s outstanding Shares during the term of the Omnibus Plan may be granted to directors, in the aggregate, and the annual value of stock options granted to directors (based on the binomial award value) cannot exceed CA $ 100 , 000 per director . Shareholder approval is required for the following amendments to the Omnibus Plan : (i) increasing the number of Shares reserved for issuance under the Omnibus Plan ; (ii) reducing the exercise price of a stock option, except pursuant to the terms of the Omnibus Plan ; (iii) extending the expiry date of an award, except the automatic extension of an award pursuant to the terms of the Omnibus Plan ; (iv) extending the participation in the Omnibus Plan of non - employee directors and non - consultants ; (v) permitting awards to be transferred other than by testate or intestate succession ; (vi) permitting the addition or modification of a cashless exercise feature, payable in cash or Shares, unless it provides for a full deduction of the number of underlying Shares from the Omnibus Plan reserve ; (vii) permitting awards, other than those permissible under the Omnibus Plan ; or (viii) amendments that require shareholder approval under applicable law (including applicable rules of the TSX) . The Board of Directors may amend, suspend or terminate the Omnibus Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the applicable rules, regulations and policies of any exchange) that require the approval of shareholders or any governmental or regulatory body . By way of example, amendments that do not require Shareholder approval and that are within the authority of the Board of Directors include but are not limited to : (i) minor changes of a “housekeeping nature” ; (ii) amendments for the purpose of curing any ambiguity, error or omission in the Omnibus Plan or to correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan ; (iii) amendments which are necessary to comply with applicable law or the requirements of any stock exchange on which the Shares are listed ; (iv) amendments respecting administration and eligibility for participation under the Omnibus Plan ; (v) amendments to the vesting provisions of the Omnibus Plan or any award thereunder ; and (vi) changes to the termination provisions of an award or the Omnibus Plan which do not entail an extension beyond the original fixed term . Except as required by law, stock options and Share Units awarded under the Omnibus Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged .

25 As at March 21, 2017, the Company has the following securities outstanding under the Omnibus Plan: Stock options 521,492 PSUs 195,568 RSUs 133,184 Total 850,244 Total as a percentage of Issued and Outstanding Shares 6.8% An additional 151 , 824 Shares remain available for future issuance pursuant to stock options or Share Unit grants under the Omnibus Plan, representing approximately 1 . 2 % of the total number of issued and outstanding Shares . Long Term Incentives – periods prior to 2012 Prior to the adoption of the Omnibus Plan in 2012 , the Company had in place the Old Option Plan and the Old RSU Plan . Grants under these plans have now been frozen and no further grants or awards will be made under such plans . However, the Old Option Plan and the Old RSU Plan will continue in effect for so long as and solely to the extent necessary to administer previously - granted awards that remain outstanding under such plans . As at March 21 , 2017 , the Company has 248 , 412 stock options outstanding under the Old Option Plan . Since the Old Option Plan was adopted, options exercised resulted in the issuance of 217 , 452 Shares as of March 21 , 2017 . Under the Old Option Plan, if an option holder’s employment or term as a director or consultant ceases as a result of the option holder’s death, retirement or disability or because of the sale of the company that employs the option holder, or to which the option holder is a director or consultant, all options vest immediately and may be exercised for 180 days (or, if earlier, to the end of the term) . If an option holder’s employment or term as a director or consultant is terminated without cause, the option holder’s options that are vested or that would otherwise have vested within the reasonable or contractual notice period may be exercised for 90 days (or, if earlier, to the end of the term) . If an option holder’s employment or term as a director or consultant is terminated by voluntary resignation, vested options may be exercised for 90 days (or, if earlier, to the end of the term) and unvested options are cancelled . If an option holder’s employment or term as a director or consultant is terminated for cause, all options are immediately cancelled . Notwithstanding the foregoing, but subject to applicable securities laws, the Board may, at its discretion, permit the exercise of any or all options held by an option holder in the manner and on the terms authorized by the Board, provided the Board may not authorize the exercise of an option beyond ten years from the date of grant, excluding any automatic extension for an expiry date that falls in a blackout period. Options under the Old Option Plan are non - transferable . The Board of Directors has the discretion to accelerate vesting and expiration of options in connection with a change of control of the Company, a sale of all or substantially all of the assets of the Company or a dissolution or liquidation of the Company . The Board may further take such steps it deems equitable and appropriate to adjust the number of Shares that may be acquired on the exercise of any options or the exercise price in the event the Company effects a subdivision or consolidation of the Shares, payment of a stock dividend (other than in lieu of a cash dividend), or other change in capitalization of the Company, or upon any amalgamation, continuation, reorganization involving the Company, by exchange of Shares, by sale or lease of assets or otherwise, to preserve the proportionality of the rights and obligations of the option holders . As noted above, the Old Option plan was superseded by the Omnibus Plan and no further grants or awards will be made under such plan . However, the Old Option Plan will continue in effect for so long as and solely to the extent necessary to administer previously - granted awards that remain outstanding under such plan . Determination of Compensation In reviewing and recommending executive compensation in 2016 , the Human Resources and Corporate Governance Committee examined the base salary, short - term incentive bonus and long - term incentive components individually and as part of a total compensation package . Independent Consultant On a periodic basis the Human Resources and Corporate Governance Committee engages an independent consultant to provide specific support to the committee in determining compensation for the Company’s officers and directors . In 2016 , the Human Resources and Corporate Governance Committee retained the services of Mercer (Canada) Ltd . as compensation consultants to provide market data on executive compensation and a technical analysis of the Company’s long term compensation plans and practices . The Company initially retained Mercer (Canada) Ltd . as a consultant on January 31 , 2016 . Mercer (Canada) Ltd . also provided consultancy services to the Company with the full knowledge and prior approval of the Human Resources and Corporate Governance Committee . The Company did not incur any Executive Compensation - Related Fees in 2015 . Executive Compensation - Related Fees in 2016 were as follows :

26 2016 Executive Compensation - Related Fees $25,649 All Other Fees Nil Comparator Group The Company’s reference market for the purpose of benchmarking executive compensation includes publicly listed hydrogen and fuel cell systems developers and also alternative energy and technology companies of comparable size, complexity and market capitalization . The following companies are considered comparative companies : American Superconductor, Ballard Power Systems, Carmanah Technologies, Capstone Turbine, Electrovaya, Fuel Cell Energy, Maxwell Technologies, Orion Energy Systems, Plug Power, Ultralife Corporation and Westport Innovations (collectively, the “comparator group”) . Determination of Amounts for each Element of Compensation The Human Resources and Corporate Governance Committee uses as a guideline that each executive’s compensation package be in the 50 th percentile of each component (base salary, short - term incentives, long - term incentives and benefits) as well as total compensation, with reference to similar positions at the comparator group . The mix of compensation components varies by executive level, reflecting the impact executives have on Company performance . In determining the mix, adjustments are made to reflect market trends, individual performance, the executive’s role in the organization, and level of experience . This approach allows us to differentiate salaries that reflect a range of experience and performance levels among executives and determines how the Human Resources and Corporate Governance Committee sets the salaries of the President and Chief Executive Officer and other senior executives . With respect to the compensation levels of executive officers, other than the President and Chief Executive Officer, recommendations were submitted by the President and Chief Executive Officer for review, discussion and amendment by the Human Resources and Corporate Governance Committee . Compensation for the President and Chief Executive Officer was determined solely by the Human Resources and Corporate Governance Committee . In all cases, compensation was determined with reference to the financial and strategic imperatives of the Company, the responsibilities of the position, the performance of the incumbent, the competitive marketplace for qualified executive talent and the compensation practices of the comparator group . External competitiveness was measured against other comparable Canadian and U . S . organizations to ensure overall compensation was appropriate in terms of the responsibilities of executive positions in a public company . For the President and Chief Executive Officer and Chief Financial Officer and Corporate Secretary, short - term incentive awards are determined either entirely or substantially on corporate performance . For those executives who have specific responsibility for a particular business unit, short - term incentives are based on both that business unit’s performance and overall corporate performance . For those executives in a corporate role, short - term incentives are determined with reference to both overall corporate performance and achievement of individual objectives . The corporate performance objectives for fiscal 2016 included financial targets for revenue growth, sustainability, market traction, organizational effectiveness and development . Each objective is assigned a weighting . These objectives are set forth in the following table, together with highlights of our results . 2016 Performance Objectives 2016 Results Annual Financial Targets  Achieve budgeted revenue in 2016  Achieve budgeted EBITDA loss in 2015  Achieve budgeted year - end order backlog Did not meet objective Did not meet objective Partially met objective Critical Project Execution  Execute key reference sites Met objective  Improve GM on projects Did not meet objective Market Engagement  Support tritiation initiatives Partially met objective  Power to Gas project awarded Met objective  Advance on China strategy Met objective  Increase fuel cell mobility backlog Met objective Manufacturing Scale Up  Achieve targets and key performance indicators Partially met objective Long term incentive awards are determined based on a rolling three year retrospective review of performance based on the following factors : - growth and results, capability enhancement and contingency management . Results are evaluated against company expectations as well as progress relative to the overall industry . An award is then calculated ranging from zero to two hundred (200) percent of the target long term incentive plan compensation .

The following table summarizes the target compensation mix for each of the Named Executive Officers, and the percentage of variable compensation at risk . Executive Level Base Salary Performance Based Incentives (Variable Compensation) Short - term Inc e n tive Long - term Inc e n tive President and Chief Executive Officer 40% 20% 40% Chief Financial Officer and Corporate Secretary 40% 20% 40% Chief Technology Officer 40% 20% 40% Vice President, Sales & & Marketing 40% 40% 20% General Manager, OnSite Generation 85% 15% 0% President and Chief Executive Officer Compensation The Human Resources and Corporate Governance Committee evaluated Mr . Wilson’s 2016 performance against the corporate performance objectives set for the year, as described above . Additionally, the Human Resources and Corporate Governance Committee considered Mr . Wilson’s leadership with respect to the strategic and operational priorities established by the Board, plus the Company’s performance . Mr . Wilson’s total compensation package consists of base salary, short - term incentive bonus, long - term incentive and benefits components and benefits and is benchmarked to be in the 50 th percentile of each component (base salary, short - term incentives, long - term incentives and benefits) . Mr . Wilson’s short - term incentive awards are determined entirely on corporate performance and represent 20 % of his total eligible compensation . The corporate performance objectives for fiscal 2016 are noted on the previous table and include achieving annual performance targets, critical project execution, market engagement and manufacturing scale up . As a result of having made significant accomplishments in 2016 on the above noted performance objectives, a short - term incentive award of $ 108 , 507 representing 61 % of Mr . Wilson’s target short - term incentive eligibility was made for 2016 . Mr . Wilson’s long - term incentive awards are designed to direct his attention to the long - term interest of the Company and its shareholders . The awards consist of stock option and RSU awards under our Omnibus Plan . As a result of achieving significant progress in enhancement of operational capability and positioning the business for future growth, an award of 125 % of Mr . Wilson’s target long - term incentive eligibility was made in 2017 in recognition of performance in the 2016 assessment . For 2016 , an award of 100 % of Mr . Wilson’s target long - term incentive eligibility was made in recognition of performance in the 2015 assessment . Performance Graph The following graphs compare the cumulative shareholder return on our Shares (assuming CA $ 100 invested or $ 100 invested, as applicable) to the cumulative total return of each of the S&P/TSX Composite Total Return Index and the Nasdaq Composite Index during the period commencing on December 31 , 2011 and ending on December 31 , 2016 . The closing price of our Shares on the TSX and Nasdaq on December 31 , 2016 was CA $ 5 . 75 and $ 4 . 40 , respectively . The results shown in the graphs above do not reflect Hydrogenics’ trend in compensation to its Named Executive Officers . The Company’s market prices for its Shares are impacted by various external factors including the overall market sentiment and confidence in the future of the alternative energy technology sector . While the total shareholder return trend does not reflect the Named Executive Officer compensation over the five year period, the achievement of other significant Company and individual performance milestones such as sustainability, product cost reductions, order progress and market traction, and the need to retain executive talent in a competitive market environment accounted for the level of compensation during the period . 27

28 During the period from 2011 through 2016 , the annual base salaries of the President and Chief Executive Officer and the Chief Financial Officer and Corporate Secretary and each of the three highest compensated officers in each year during that period increased by an average of 3% . Option Based Awards and PSU/RSU Awards The President and Chief Executive Officer is responsible for submitting annual option grant and PSU/RSU grant recommendations (other than with respect to grants to the President and Chief Executive Officer) to the Human Resources and Corporate Governance Committee . The Human Resources and Corporate Governance Committee considers these recommendations and determines the appropriate recommendations regarding annual option awards and PSU/RSU awards to be presented to the Board for approval . The Board considers the Human Resources and Corporate Governance Committee’s recommendations regarding awards and, if advisable, approves these recommendations at fixed meeting dates, which are specified in advance, and these awards are effective as of the date of approval . Previous option grants are taken into account when considering new option grants . The Human Resources and Corporate Governance Committee considers any grant recommendations with respect to the President and Chief Executive Officer and submits its recommendations to the Board for approval without the input of the President and Chief Executive Officer . All options are accounted for at fair value as determined by the Black - Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Shares, the expected term of awards of options, the fair value of the Shares, and the risk - free interest rate . With respect to Share Units granted under the Omnibus Plan, the Share Units will vest, as determined by the Board, as set out in such participant’s RSU agreement or PSU agreement, as applicable . Share units are accounted for at their intrinsic value .

29 Summary Compensation Table The following table provides a summary of compensation earned during the years ended December 31, 2016, 2015, and 2014 by the Named Executive Officers. Name and Principal Position Year Salary (1) Share Based Awards (2) Option Based Award s (3) Non - Equity Incentive Plan C o mp e nsati o n (4) All Other C o mp e nsati o n (5) Total C o mp e nsati on ($) ($) ($) ($) ($) ($) Daryl Wilson, 2 0 16 3 5 9 , 9 45 2 3 9 , 2 10 1 9 2 , 3 64 1 0 8 , 5 07 1, 890 9 0 1 , 9 16 President & Chief Executive Officer 2 0 15 3 7 8 , 1 48 1 7 8 , 4 72 1 6 4 , 2 39 1 2 4 , 6 98 1, 955 8 4 7 , 5 12 2 0 14 4 0 9 , 8 33 4 0 1 , 0 42 - 1 3 8 , 3 79 2, 262 9 5 1 , 5 16 Robert Motz, 2 0 16 1 9 9 , 4 93 1 3 2 , 5 83 1 0 6 , 6 15 60 , 1 3 8 2, 079 5 0 0 , 9 08 Chief Financial Officer and Corporate 2 0 15 2 0 9 , 5 83 98 , 9 1 5 91 , 0 2 5 69 , 1 1 2 1, 955 4 7 0 , 5 90 Secretary 2 0 14 2 2 3 , 3 35 2 0 8 , 1 14 - 76 , 6 9 4 2, 262 5 1 0 , 4 05 Joseph Cargnelli, 2 0 16 1 8 6 , 8 06 1 2 4 , 1 49 99 , 8 3 3 56 , 3 1 4 1, 890 4 6 8 , 9 92 Chief Technology Officer 2 0 15 1 9 6 , 2 54 92 , 6 2 5 85 , 2 4 2 61 , 8 6 2 1, 955 4 3 7 , 9 38 2 0 14 2 1 2 , 6 98 2 0 8 , 1 42 - 71 , 8 1 7 2, 262 4 9 4 , 9 19 Wido Westbroek, 2 0 16 1 7 0 , 6 53 56 , 7 0 4 45 , 6 0 0 76 , 9 9 8 2, 037 3 5 1 , 9 92 Vice President, Sales and Marketing 2 0 15 1 7 9 , 2 83 42 , 3 0 7 38 , 9 3 1 1 6 2 , 5 81 1, 955 4 2 5 , 0 57 2 0 14 1 9 4 , 3 05 1 1 4 , 0 93 - 2 7 1 , 7 57 2, 262 5 8 2 , 4 17 Filip Smeets , General Manager, OnSite Generation 2016 2015 2014 231,785 227,518 270,884 - - - - - - 24,820 20,033 46,379 - - - 256,605 247,551 317,263 Notes : (1) These amounts are paid in Canadian dollars, with the exception of the amount paid to Mr . Smeets, and have been converted to US dollars at the average rate for the year . The Canadian dollar depreciated 3 . 4 % relative to the US dollar in 2016 compared to 2015 . The Canadian dollar depreciated 15 . 7 % relative to the US dollar in 2015 compared to 2014 . Mr . Smeets’ salary is paid in euro and has been converted to US Dollars at the average rate for the year . The US dollar appreciated 0 . 89 % relative to the euro in 2016 compared to 2015 . The US dollar appreciated 16 . 0 % relative to the euro in 2015 compared to 2014 . (2) This amount represents the RSUs granted during 2016 for the Named Executive Officers, which were valued at CA $ 10 . 53 respectively, per unit based on the market value at the date of grant, assuming 100 % vesting . This valuation method for PSUs is consistent with the method used for financial reporting purposes . The RSU’s granted in 2016 vest over 3 years . The 2015 and 2014 figures represents the PSUs granted during 2015 and 2014 for the Named Executive Officers, which were valued at CA $ 16 . 14 and CA $ 30 . 85 , respectively, per unit based on the market value at the date of grant, assuming 100 % vesting . This valuation method for PSUs is consistent with the method used for financial reporting purposes . The PSU’s granted in 2015 vest over 2 . 77 years if the following milestones are achieved : 1 ) 100 % will be eligible for vesting if the Company achieves cumulative average revenue growth (“CAGR”) in 2017 of 20 % over 2014 ; 2 ) If revenue CAGR is below 20 % the PSU’s will vest as follows : a) 0 % of the PSUs will vest if the three year revenue CAGR is less than 10% ; b) 25 % of the PSU’s will vest if the three year revenue CAGR is at least 10% ; c) Vesting will increase in 5 % increments for every 1 % increase in three year revenue CAGR to 50 % vesting at 15 % three year revenue CAGR ; and d) Vesting will increase in 10 % increments thereafter for every 1 % increase in three year revenue CAGR to 100 % vesting at 20% (as noted above) ; 3 ) If three year revenue CAGR is above 20 % the PSUs will vest as follows : a) Vesting will increase in 5 % increments for every 1 % increase in three year revenue CAGR to 200 % vesting at 40 % revenue CAGR . The maximum vesting under this award is 200 % vesting as noted above . The PSUs granted in 2014 vest over three years if the following milestones are achieved : 1 ) one third will be eligible for vesting if the Company achieves revenue growth in 2014 of 30 % over 2013 ; 2 ) one third will be eligible for vesting if the Company achieves equity financing in 2014 that is at least 15 % of its market capitalization, or if at least 10 % of market capitalization is raised, 50 % of this third will vest and 0 % will vest, if less than 10 % of market capitalization is raised – such capitalization calculated immediately prior to the closing of the capital raise) ; and 3 ) one third will be eligible for vesting if the Company achieves targeted Adjusted EBITDA in 2014 . Of the PSUs granted in 2014 , only one third vested based on the achievement of the second milestone . (3) Stock options granted in fiscal year 2016 for the Named Executive Officers were valued at a weighted average value of CA $ 6 . 12 . The stock options were valued using the Black - Scholes valuation module and is consistent to the method for used for financial reporting purposes . The following key assumptions and estimates were used for the Black - Scholes calculation . Risk - free interest rate ( % ) = 0 . 87% , Expected volatility ( % ) = 64 . 9% ,Expected life years = 6 , Expected dividend=nil] . Stock options granted in fiscal year 2015 for the Named Executive Officers were valued at a weighted average value of CA $ 8 . 77 . The stock options were valued using the Black - Scholes valuation module and is consistent to the method used for financial reporting purposes . The following key assumptions and estimates were used for the Black - Scholes calculation . Risk - free interest rate ( % ) = 0 . 88% , Expected volatility ( % ) = 63 . 1% ,Expected life years = 5 , Expected dividend=nil] (4) This represents the Company’s short - term incentive plan awards earned during the year but are payable at a later date . The Company does not have any non - equity long - term incentive plans .

30 (5) These amounts represent the Company’s matching of Employee Group Registered Retirement Contributions to a maximum of CA$2,500 per year. Perquisites did not exceed CA $50,000 or 10% of the total annual salary of any of the Named Executive Officers in 2016. Employment Agreements Mr . Wilson’s employment agreement provides for a base salary of CA $ 478 , 420 subject to annual review, and a discretionary short - term incentive bonus of up to 50 % of his base salary . Mr . Motz’s employment agreement provides for a base salary of CA $ 265 , 157 , subject to annual review, and a discretionary short - term incentive bonus of up to 50 % of his base salary . Mr. Cargnelli’s employment agreement provides for a base salary of CA$248,293, subject to annual review, and a discretionary short - term incentive bonus of up to 50% of his base salary. Mr . Westbroek’s employment agreement provides for a base salary of CA $ 226 , 823 subject to annual review, and a discretionary short - term incentive bonus of up to 100 % of his base salary . Mr. Smeets’ employment agreement provides for a base salary of € 210,120 subject to annual review, and a discretionary short - term incentive bonus of up to € 35,000 per year. EQUITY COMPENSATION PLAN INFORMATION – AS OF DECEMBER 31, 2016 Plan Category Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights Weighted Average Exercise Price of Outstanding Options, Warrants and Rights Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Which May Be Issued in Connection With Outstanding Options, Warrants and Rights) Equity compensation plans approved by shareholders 6 2 8 , 6 36 CA $7.97 3 7 3 , 7 93 Equity compensation plans not approved by shareholders n/a n/a n/a Total 6 2 8 , 6 36 CA $7.97 3 7 3 , 7 93

31 Incentive Plan Awards Outstanding Share Based Awards and Option Based Awards During the Year Ended December 31, 2016 Option - Based Awards Share - Based Awards Name Number of Securities Underlying Unexercis ed Options Option Exercise Price Option Expiration Date Value of Unexercised In - the - money Options Number of Shares or Units of Shares That Have Not Vested Market or Payout Value of Share - Based Awards That Have Not Vested Market or payout value of vested Share - based awards not paid out or distributed (#) CA ($) CA($) (#) CA ($) CA ($) Daryl Wilson 76 , 8 0 6 5 .03 June 8, 2021 55 , 3 0 0 1 1 5 , 4 94 6 6 4 , 0 90 18 , 3 57 1 0 8 , 5 93 6 . 25 May 12, 2022 24 , 5 9 5 16 .14 March 25, 2025 41 , 5 7 8 10 .53 March 31, 2026 Robert Motz 39 , 4 7 6 6 . 60 Nov 19, 2022 54 , 4 2 9 3 1 2 , 9 67 9, 526 13 , 6 3 1 16 .14 March 25, 2025 23 , 0 4 4 10 .53 March 31, 2026 Joseph Cargnelli 39,861 5 . 03 June 8, 2021 28 , 6 9 9 43 , 1 4 4 2 4 8 , 0 78 9, 526 24 , 6 3 9 6 . 25 May 12, 2022 12 .765 16 .14 March 25, 2025 21 , 5 7 8 10 .53 March 31, 2026 Wido Westbroek 10 , 238 5 . 03 June 8, 2021 7, 371 26 , 5 7 9 1 5 2 , 8 29 5, 221 24 , 6 3 9 6 . 25 May 12, 2022 5, 830 16 .14 March 25, 2025 9, 856 10 .53 March 31, 2026 Filip Smeets Nil Nil Nil Nil Nil Nil Nil Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2016 Name Option Based Awards - Value Vested During the Year Share Based Awards - Value Vested During the Year Non - equity Incentive Plan Compensation - Value Earned During the Year ($) ($) ($) Daryl Wilson 80 , 0 8 7 Nil 1 0 8 , 5 07 Robert Motz - Nil 60 , 1 3 8 Joseph Cargnelli 18 , 1 7 1 Nil 56 , 3 1 4 Wido Westbroek 18 , 171 Nil 76 , 9 9 8 Filip Smeets Nil Nil 24,820 Termination and Change of Control Benefits Mr . Wilson’s employment agreement provides that he is entitled to a lump sum payment of 18 months’ salary and target bonus in lieu of notice if he is terminated without cause at any time, or if he is terminated without cause upon a change of control of the Company . This amount is equal to a maximum of approximately $ 714 , 338 (CA $ 944 , 880 ) based on Mr . Wilson’s current compensation if Mr . Wilson was terminated effective as at December 31 , 2016 . The agreement also provides that all outstanding stock options held by Mr . Wilson will vest immediately upon termination without cause or termination in connection with a with a change of control of the Company . Mr . Wilson has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason . Under the Omnibus Plan, if Mr . Wilson’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment . The value of such RSUs, as of December 31 , 2016 , was $ 24 , 499 (CA $ 32 , 894 ) . If Mr . Wilson’s employment is terminated in connection with a change of control of the Company, all RSUs will vest immediately prior to the change in control . The value of such RSUs, as of December 31 , 2016 , was $ 97 , 288 (CA $ 130 , 623 ) . Under the Omnibus Plan, if Mr . Wilson’s employment is terminated

32 without cause, prior to the vesting date of any awarded PSUs, then all of Mr . Wilson’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred . Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination . The value of such PSUs, as of December 31 , 2016 , was $ 364 , 997 (CA $ 490 , 061 ) . If Mr . Wilson’s employment is terminated in connection with a change of control of the Company, all PSUs will vest immediately prior to the change in control . The value of such PSUs, as of December 31 , 2016 , was $ 411 , 000 (CA $ 551 , 826 ) . Mr . Motz’s employment agreement provides that Mr . Motz is entitled to a lump sum payment of 12 months’ salary and target bonus in lieu of notice if Mr . Motz is terminated without cause at any time, or if he is terminated without cause upon a change of control of the Company . This amount is equal to a maximum of approximately $ 263 , 940 (CA $ 349 , 123 ) based on Mr . Motz’s current compensation if Mr . Motz was terminated effective as at December 31 , 2016 . The agreement also provides that all outstanding stock options held by Mr . Motz will vest immediately upon termination without cause or termination in connection with a change of control of the Company . Mr . Motz has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to his termination for any reason . Under the Omnibus Plan, if Mr . Motz’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment . The value of such RSUs, as of December 31 , 2016 , was $ 24 , 499 (CA $ 32 , 894 ) . If Mr . Motz’s employment is terminated in connection with a change of control of the Company, all RSUs will vest immediately prior to the change in control . The value of such RSUs, as of December 31 , 2016 , was $ 97 , 288 (CA $ 130 , 623 ) . Under the Omnibus Plan, if Mr . Motz’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr . Motz’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred . Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination . The value of such PSUs, as of December 31 , 2016 , was $ 148 , 407 (CA $ 199 , 257 ) . If Mr . Motz’s employment is terminated in connection with a change of control of the Company, all PSUs will vest immediately prior to the change in control . The value of such PSUs, as of December 31 , 2016 , was $ 186 , 271 (CA $ 250 , 095 ) . Mr . Cargnelli’s employment agreement provides that Mr . Cargnelli is entitled to a lump sum payment of 24 months’ salary and one and a half times the average bonus paid in the two fiscal years preceding termination in lieu of notice if Mr . Cargnelli is terminated without cause at any time, or if he is terminated without cause upon a change of control of the Company . This amount is equal to a maximum of approximately $ 462 , 518 (CA $ 611 , 788 ) based on Mr . Cargnelli’s current compensation if Mr . Cargnelli was terminated effective as at December 31 , 2016 . The agreement also provides that all outstanding stock options held by Mr . Cargnelli will vest immediately upon termination without cause or in connection with a change of control of the Company . Mr . Cargnelli has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to his termination for any reason . Under the Omnibus Plan, if Mr . Cargnelli’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment . The value of such RSUs, as of December 31 , 2016 , was $ 12 , 715 (CA $ 17 , 072 ) . If Mr . Cargnelli’s employment is terminated in connection with a change of control of the Company, all RSUs will vest immediately prior to the change in control . The value of such RSUs, as of December 31 , 2016 , was $ 50 , 492 (CA $ 67 , 793 ) . Under the Omnibus Plan, if Mr . Cargnelli’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr . Cargnelli’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred . Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination . The value of such PSUs, as of December 31 , 2016 , was $ 118 , 111 (CA $ 158 , 580 ) . If Mr . Cargnelli’s employment is terminated in connection with a change of control of the Company, all PSUs will vest immediately prior to the change in control . The value of such PSUs, as of December 31 , 2016 , was $ 141 , 371 (CA $ 189 , 811 ) . Mr . Westbroek’s employment agreement provides that Mr . Westbroek is entitled to a lump sum payment of 12 months’ salary and bonus in lieu of notice, if Mr . Westbroek is terminated without cause at any time, or if he is terminated without cause upon a change of control of the Company . This amount is equal to a maximum of approximately $ 288 , 575 (CA $ 381 , 708 ) based on Mr . Westbroek’s current compensation if Mr . Westbroek was terminated effective as at December 31 , 2016 . The agreement also provides that all outstanding stock options held by Mr . Westbroek will vest immediately upon termination without cause or termination in connection with a change of control of the Company . Mr . Westbroek has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason . Under the Omnibus Plan, if Mr . Westbroek’s employment is terminated by the Company without cause, prior to the vesting date of

33 control of the Company, all PSUs will vest immediately prior to the change in control . The value of such PSUs, as of December 31 , 2016 , was $ 94 , 654 (CA $ 127 , 087 ) . Mr . Smeets’ employment agreement provides that he is entitled to one month’s notice plus an additional month per year of employment, at a minimum of three and a maximum of six months’ notice . Under no circumstances will the termination of Mr . Smeets’ employment for any reason entitle Mr . Smeets to any form of damage compensation . Mr . Smeets has agreed to refrain from competing with and interfering in the business of Hydrogenics in Belgium for a period of one year subsequent to his termination for any reason . any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment . The value of such RSUs, as of December 31 , 2016 , was $ 5 , 808 (CA $ 7 , 797 ) . If Mr . Westbroek’s employment is terminated in connection with a change of control of the Company, all RSUs will vest immediately prior to the change in control . The value of such RSUs, as of December 31 , 2016 , was $ 23 , 062 (CA $ 30 , 964 ) . Under the Omnibus Plan, if Mr . Westbroek’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr . Westbroek’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred . Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination . The value of such PSUs, as of December 31 , 2016 , was $ 83 , 995 (CA $ 112 , 775 ) . If Mr . Westbroek’s employment is terminated in connection with a change of Director Compensation Director Compensation Table The following table provides a summary of compensation earned during the year ended December 31, 2016 by the directors: Name Fees Earned Share Based Awards Option Based awards Non - equity Incentive Plan Compensation All Other Compensation Total ($) ($) ($) ($) ($) ($) Douglas S. Alexander (1) 75 , 0 00 40 , 0 00 n/a n/a Nil 1 1 5 , 0 00 Michael Cardiff (2) 58 , 5 00 15 , 0 00 n/a n/a Nil 73 , 5 00 Sara Elford (3) 55 , 7 38 14 , 2 92 n/a n/a Nil 70 , 0 30 David C. Ferguson (4) 71 , 0 00 25 , 0 00 n/a n/a Nil 96 , 0 00 Donald Lowry (5) 53 , 2 00 38 , 3 00 n/a n/a Nil 91 , 5 00 Total 3 1 3 , 4 38 1 3 2 , 5 92 n/a n/a Nil 4 4 6 , 0 30 Notes : (1) Member of the Human Resources and Corporate Governance Committee and Audit Committee. (2) Member of the Human Resources and Corporate Governance Committee and Audit Committee. (3) Member of the Human Resources and Corporate Governance Committee and Audit Committee since January 18, 2016. (4) Chair of the Audit Committee, member of the Human Resources and Corporate Governance Committee. (5) Chair of the Human Resources and Corporate Governance Committee, member of the Audit Committee. For 2016 , each of the directors who are considered “independent” was paid an annual fee of $ 27 , 000 for his services inclusive of all meeting fees as a director . Each committee chair received an annual fee of $ 34 , 000 . The Chair of the Board was paid an annual fee of $ 75 , 000 for his services inclusive of all meeting fees . All directors were reimbursed for travel and other reasonable expenses incurred in attending Board and committee meetings . Deferred Share Units Pursuant to the DSU Plan, independent directors are entitled to elect to receive all or any portion of their annual retainer and meeting fees in the form of DSUs instead of cash . A DSU is a unit, equivalent in value to a Share of the Company . Each DSU entitles the participant to receive a cash payment or Shares purchased in the open market, at the option of the holder, upon termination of directorship, valued at the price of the Shares on the TSX on the date of redemption . The redemption date which is the date the holder provides the redemption notice, is no later than December 15 of the first

34 calendar year after the year in which the retirement date occurs. Additionally, the Board has approved the following annual DSU grants to independent directors : each director to receive DSUs equivalent to $ 15 , 000 ; Chairs of the Human Resources and Corporate Governance Committee and the Audit Committee to receive DSUs equivalent to $ 25 , 000 ; and the Chair of the Board to received DSUs equivalent to $ 40 , 000 . DSU grants are pro - rated over the year . Incentive Plan Awards Outstanding Share Based Awards During the Year ended December 31, 2016 Option Based Awards Share Based Awards Name Number of Securities Underlying Unexercis ed Options Option Exercise Price Option Expiration Date Value of Unexercis ed In - the - money Options Number of Shares or Units of Shares That Have Not Vested Market or Payout Value of Share - Based Awards That Have Not Vested Market or payout value of vested Share - based awards not paid out or distributed (#) CA ($) CA ($) CA ($) Douglas S. Alexander n/a n/a n/a n/a n/a n/a 327,577 Michael Cardiff n/a n/a n/a n/a n/a n/a 156,381 Sara Elford n/a n/a n/a n/a n/a n/a 14,329 David C. Ferguson n/a n/a n/a n/a n/a n/a 38,357 Don Lowry n/a n/a n/a n/a n/a n/a 70,972 Incentive Plan Awards - Value Vested or Earned During the Year ended December 31, 2016 Name Option Based Awards - Value Vested During the Year Share Based Awards - Value Vested During the Year Non - equity Incentive Plan Compensation - Value Earned During the Year ($) ($) ($) Douglas S. Alexander n/a 40,000 n/a Michael Cardiff n/a 15,000 n/a Sara Elford n/a 14,292 n/a David C. Ferguson n/a 25,000 n/a Don Lowry n/a 38,300 n/a INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS As at March 21 , 2017 , none of the current directors or executive officers, nor any of their known associates, are indebted to the Company . OTHER INFORMATION Directors’ and Officers’ Liability Insurance The Company has purchased liability insurance for the benefit of itself and the directors and officers of the Company and certain subsidiaries . Protection is provided to directors and officers for wrongful acts, including any actual or alleged error, misstatement, misleading statement, act, omission, neglect, or breach of duty by any director or officer in his or her insured capacity . The insurance coverage has an annual policy limit of $ 10 million plus an additional $ 5 million available to directors and officers exclusively for non - indemnifiable claims and $ 5 million available exclusively to independent directors . There is a program retention of $ 250 , 000 for all claims against the Company . The cost of this insurance is approximately $ 131 , 000 annually . Interest of Informed Persons in Material Transactions In the normal course of operations, the Company subcontracts certain manufacturing functions to Viking

Engineering & Tool Co . , 301 Bartlett Avenue, Toronto, ON, M 6 H 3 G 7 , a company owned by family members of Joseph Cargnelli, a founder, senior officer, director and shareholder of the Company . During 2016 , Hydrogenics made purchases of $ 358 , 000 ( 2015 - $ 105 , 000 ) from this related company . At December 31 , 2016 , the Company had an accounts payable balance due to this related company of $ 21 , 000 ( 2015 - $ 26 , 000 ) . The Company believes these transactions are on no more favourable terms than similar transactions with unrelated third parties . On May 28 , 2014 , the Company entered into a joint arrangement with Kolon Water & Energy to form the joint venture Kolon Hydrogenics and the Company holds an equity investment in this joint venture . During 2016 , the Company had sales to the joint venture of $ 189 , 000 ( 2015 - $ 724 , 000 ) and at the end of December 31 , 2016 the Company had a receivable of $ 4 , 000 owing from the joint venture . All related party transactions involve the parent company . There are no related party transactions to disclose for the Company’s subsidiaries . Interest of Directors and Executive Officers in Matters to Be Acted Upon Except as described elsewhere in this Circular, none of the directors or executive officers, nor any of their known associates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting . Any shareholder who intends to nominate an individual for election as a director at the 2017 annual meeting of shareholders must do so in accordance with the terms of the Advance Notice By - Law. Any shareholder who intends to present any other proposal at the 2018 annual meeting of shareholders must send the proposal to the Corporate Secretary at 220 Admiral Boulevard, Mississauga, Ontario, L 5 T 2 N 6 . In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal must be received by us no later than November 25, 2017, and must comply with Section 137 of the CBCA. Additional Information Financial information for the financial year ended December 31 , 2016 is provided in the consolidated financial statements and MD&A, which are included in the Company’s annual report . Shareholders who wish to be added to the mailing list for the annual and interim unaudited consolidated financial statements and MD&A should contact the Company at 220 Admiral Boulevard, Mississauga, Ontario, L 5 T 2 N 6 . Copies of the Company’s current Form 20 - F, filed in Canada as its AIF, and of any document, or the pertinent pages of any document, incorporated by reference in the current Form 20 - F ; the most recently filed comparative annual financial statements, together with the accompanying report of the auditors, and any of the Company’s interim unaudited consolidated financial statements that have been filed for any period after the end of the most recently completed financial year and this Circular are available to anyone, upon request, from the Corporate Secretary, and without charge to shareholders of the Company . The Company’s general telephone number is (905) 361 - 3660 . The annual report (including the consolidated financial statements and MD&A), the Form 20 - F and other information relating to the Company are available on the SEDAR website at www.sedar.com . Receipt of Shareholder Proposals for Next Annual Meeting Directors’ Approval The contents and mailing to shareholders of this Circular have been approved by the Board. Robert Motz Chief Finance Officer and Corporate Secretary March 21, 2017 35

36 Appendix A - Board Mandate INTRODUCTION The term “Company” herein shall refer to Hydrogenics Corporation and the term “Board” shall refer to the Board of Directors of the Company . The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company . The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Company . Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency . The best interests of the Company as a whole must be paramount at all times . QUALIFICATIONS OF DIRECTORS A majority of the directors will be “independent . ” No director will be deemed independent unless the Board affirmatively determines the director has no material relationship with the Company, directly or as an officer, shareholder or partner of an organization that has a material relationship with the Company . The Board will observe all additional criteria for determining director independence pursuant to the rules of Nasdaq Global Market, the Toronto Stock Exchange, and other governing laws and regulations . The Board shall consider and affirmatively determine whether each individual director is independent on an annual basis . The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day - to - day management of the Company . The Board discharges its responsibilities both directly and through its committees, the Audit Committee and the Human Resources and Corporate Governance Committee . Only independent members may serve on any of the foregoing committees of the Board . In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short - term nature . Each of the standing committees of the Board will have its own charter . The charter will set forth the responsibilities of each committee, procedures of the committee and how the committee will report to the Board . Directors must fulfill their responsibilities consistent with their fiduciary duty to the Company, in compliance with all applicable laws and regulations . Directors will also, as appropriate, take into consideration the interests of other stakeholders, including employees and the members of communities in which the Company operates . In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives, principal duties include, but are not limited to the following categories : Appointment of Management 1 . The Board has the responsibility for approving the appointment of the Chief Executive Officer and all other officers of the Company and approving the compensation of the Chief Executive Officer, following a review of the recommendations of the Human Resources and Corporate Governance Committee . To the extent feasible, the Board shall satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and ensure the Chief Executive Officer and other executive officers create a culture of integrity throughout the Company . 2 . The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits . Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board . 3 . The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management . DUTIES OF DIRECTORS Board Organization 4. The Board will respond to recommendations received from the Human Resources and Corporate Governance Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation . The Board supports the separation of the role of the Chair of the Board from the role of Chief Executive Officer . In the event the Chair of the Board is not independent, the independent directors shall appoint an independent lead director .

37 5 . The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities . 6 . Independent directors will meet in camera as needed . Normally, such meetings will occur at the end of regularly scheduled Board meetings . 7. The Board has the authority to hire independent legal, financial or other advisors as it deems necessary. Strategic Planning 8. The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals. 9. The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed the Company may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risks of the business . 10.The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops . Monitoring of Financial Performance and Other Financial Reporting Matters 11 . The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance . 12.The Board is responsible for: a . adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company ; and b. taking action when Company performance falls short of its goals or as other special circumstances warrant. 13 . The Board shall be responsible for approving the audited consolidated financial statements ; interim consolidated financial statements and the notes and Management’s Discussion and Analysis accompanying such consolidated financial statements . 14 . The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemption of securities, acquisitions and dispositions of material property, plant and equipment and material capital expenditures . Risk Management 15 . The Board has responsibility for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long - term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders . 16.The Board is responsible for the Company’s internal control and management information systems. Policies and Procedures 17.The Board is responsible for: a . developing the Company’s approach to corporate governance and approving and monitoring compliance with all significant policies and procedures related to corporate governance ; and b . approving policies and procedures designed to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Company and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing . 18 . The Board enforces its policy respecting confidential treatment of the Company’s proprietary information and Board deliberations . 19 . The Board is responsible for monitoring compliance with the Company’s Code of Business Conduct and Ethics . Any waivers from the code that may be granted for the benefit of the Company’s directors or executive officers must be granted by the Board (or a Board committee) only.

Communications and Reporting

20. The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, the media and such other outside parties as may be appropriate.

21. The Board is responsible for:

a. overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

b. overseeing that the financial results are reported fairly and in accordance with Canadian generally accepted accounting standards and related legal disclosure requirements;

c. taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

d. reporting annually to shareholders on its stewardship for the preceding year; and

e. overseeing the Company's implementation of systems that accommodate feedback from stakeholders.

Position Descriptions

22. The Board is responsible for:

a. developing position descriptions for the Chair of the Board, the chair of each Board committee and the Chief Executive Officer (which will include delineating management's responsibilities);

b. approving the corporate goals and objectives that the Chief Executive Officer is responsible for meeting; and

c. developing a position description for the directors which sets out the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

23. The Board is responsible for:

a. ensuring all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Company expects from its directors) and that they understand the nature and operation of the Company's business; and

b. providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company's business remains current.

Human Resources of Directors

24. In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

a. considering what competencies and skills the Board, as a whole, should possess;

b. assessing what competencies and skills each existing director possesses;

c. considering the appropriate size of the Board, with a view to facilitating effective decision making; and

d. considering whether or not each new nominee can devote sufficient time and resource to his or her duties as a board member.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Human Resources and Corporate Governance Committee.

While the Board does not restrict the number of public company boards on which a director may serve, each director should ensure that he or she is able to devote sufficient time and resources to carrying out their duties as a board member effectively. As a general rule, directors are not permitted to join a board of another public company on which two or more other directors of the Company serve.

25. Director nominees shall be selected by a majority of the independent directors.

38

39 Board Evaluation 26 . The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution . An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board . Annual Review 27 . The Human Resources and Corporate Governance Committee shall review and reassess the adequacy of this mandate at least annually and otherwise as it deems appropriate and recommend changes to the Board, as necessary . The Human Resources and Corporate Governance Committee will ensure this mandate or a summary that has been approved by the Human Resources and Corporate Governance Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the Company’s annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities .

40 Appendix B – Committee Charters A UDIT C OMMITTEE C HARTER A. Purpose The Audit Committee shall be directly responsible for the appointment, compensation and oversight over the work of the Company’s public accountants . The Audit Committee shall monitor : (1) the integrity of the consolidated financial statements of the Company ; (2) the Company’s compliance with legal and regulatory requirements ; (3) the public accountants’ qualifications and independence ; and (4) the performance of the Company’s internal audit function and public accountants . The Audit Committee shall oversee the preparation of and review the report required by the rules of the Securities and Exchange Commission to be included in the Company’s annual proxy statement . B. Committee Membership The Audit Committee shall consist of no fewer than three members . Each member of the Audit Committee shall be unrelated and independent, and the composition of the Audit Committee shall satisfy the independence, experience and financial expertise requirements of the Nasdaq Global Market, The Toronto Stock Exchange and Section 10 A of the Securities Exchange Act of 1934 , as amended by the Sarbanes - Oxley Act of 2002 , and the rules promulgated thereunder . The Board shall appoint the members of the Audit Committee annually, considering the recommendation of the Human Resources and Corporate Governance Committee, and further considering the views of the Chair of the Board and the Chief Executive Officer, as appropriate . The members of the Audit Committee shall serve until their successors are appointed . The Board shall have the power at any time to change the membership of the Audit Committee and to fill vacancies in it, subject to such new member(s) satisfying the independence, experience and financial expertise requirements referred to above . Except as expressly provided in this Charter or the by - laws of the Company, or as otherwise provided by law or the rules of the stock exchanges to which the Company is subject, the Audit Committee shall fix its own rules of procedure . C. Committee Authority and Responsibilities The Audit Committee shall have the sole authority to appoint or replace the public accountants (subject, if applicable, to shareholder ratification), and shall approve all audit engagement fees and terms and all non - audit engagements with the public accountants . The Audit Committee shall consult with management but shall not delegate these responsibilities . In its capacity as a committee of the Board, the Audit Committee shall be directly responsible for the oversight of the work of the public accounting firm (including resolution of disagreements between management and the public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and the public accounting firm shall report directly to the Audit Committee . The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain and set and pay the compensation for special legal, accounting or other consultants to advise the committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities . The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or public accountants to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee . The Audit Committee shall have the ability to communicate directly with the public accountants and the Company’s internal auditor (if applicable) . The Audit Committee shall make regular reports to the Board . The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval . The Audit Committee shall annually review the Audit Committee’s own performance . In performing its functions, the Audit Committee shall undertake those tasks and responsibilities that, in its judgment, would most effectively contribute and implement the purposes of the Audit Committee . The following functions are some of the common recurring activities of the Audit Committee in carrying out its oversight responsibility :  Review and discuss with management and the public accountants the Company’s annual audited consolidated financial statements, including disclosures made in Management’s Discussion and Analysis of Financial Condition and Results of Operations and recommend to the Board whether the audited consolidated financial statements should be included in the Company’s annual report .  Review and discuss with management and the public accountants the Company’s quarterly financial statements, including disclosures made in Management’s Discussion and Analysis of Financial Condition and Results of Operations or similar disclosures, prior to the filing of its quarterly report .  Review and discuss with management and the public accountants the financial information and consolidated financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Company, in each case prior to the filing of such documents .

41  Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.  Obtain and review a report from the public accountants at least annually regarding : (a) the public accountants’ internal quality control procedures ; (b) any material issues raised by the most recent quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm ; (c) any steps taken to deal with any such issues ; and (d) all relationships between the public accountants and the Company .  Evaluate the qualifications, performance and independence of the public accountants, including a review and evaluation of the lead partner of the public accountants and taking into account the opinions of management .  Ensure the lead audit partner of the public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes - Oxley Act of 2002 .  Discuss with management and the public accountants any accounting adjustments that were noted or proposed by the public accountants but were passed (as immaterial or otherwise) .  Review and discuss with management and the public accountants, as applicable: (a) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Company’ s s election o r applicatio n o f acc o untin g  principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including analyses of the effects of alternative IFRS methods on the consolidated financial statements; (c) any management letter provided by the public accountants and the Company’s response to that letter; (d) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the public accountants’ activities or on access to requested information and management's response thereto ; (e) the effect of regulatory and accounting initiatives, as well as off - balance sheet structures, on the consolidated financial statements of the Company ; and (f) prior to their release, earnings press releases, as well as financial information and earnings guidance (generally or on a case - by - case basis) provided to analysts and rating agencies . Establish procedures for : (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters ; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters .  Review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes - Oxley Act of 2002 and the rules promulgated thereunder, including the Company's disclosure controls and procedures and internal controls for financial reporting and evaluations thereof .  Review with management and approve the Company’s investment policies for its securities portfolio and review the portfolio management performance .  Review the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, review financial and accounting personnel succession planning within the Company and, where possible, consult on the appointment of, or departure of, individuals occupying these positions . D . Limitations of Audit Committee's Roles While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to prepare consolidated financial statements, plan or conduct audits or to determine that the Company’s consolidated financial statements and disclosures are complete and accurate and are in accordance with Canadian generally accepted accounting principles and applicable rules and regulations . These are the responsibilities of management and the public accountants . H UMAN R ESOURCES AND C ORPORATE G OVERNANCE C OMMITTEE C HARTER A. Purpose The Human Resources and Corporate Governance Committee shall support the Board of Directors in exercising its human resources and corporate governance functions, including :

42  with respect to human resources : (i) assist the Board of Directors in ensuring that the necessary policies and processes are in place by which all employees of the Company, with special attention to the executive group, will be fairly and competitively compensated ; and (ii) produce a report on executive compensation for inclusion in the Company’s proxy statement in accordance with applicable rules and regulations ; and B . Committee Membership and Procedure The Committee shall consist of no fewer than three members . Each member of the Committee shall satisfy the independence requirements of applicable securities and exchange legislation and listing requirements (including the independence requirements of the Nasdaq Global Market, the Toronto Stock Exchange and Section 10 A of the Securities Exchange Act of 1934 , as amended by the Sarbanes - Oxley Act of 2002 , and the rules promulgated thereunder) and, if deemed appropriate from time to time, meet the definition of “non - employee director” under Rule 16 b - 3 under the Securities Exchange Act of 1934 , and “outside director” for purposes of Section 162 (m) of the Internal Revenue Code of 1986 . Each member of the Committee shall have direct experience relevant to his or her responsibilities in executive compensation and have skills and experience that make him or her to make decisions on the suitability of the Company’s compensation policies and practices . The Board shall appoint the members of the Committee, considering the views of the Chair of the Board and the Chief Executive Officer, as appropriate . The members of the Committee shall serve until their successors are appointed and qualified, and shall designate the Chair of the Committee . The Board shall have the power at any time to change the membership of the Committee and to fill vacancies in it, subject to such new member(s) satisfying the above requirements . Except as expressly provided in this Charter, the by - laws of the Company or the guidelines determined by the Board of Directors or as otherwise provided by law or the rules of the stock exchange to which the Company is subject, from time to time, the Committee shall fix its own rules of procedure . C. Committee Authority and Responsibilities The Committee shall exercise the functions described below, which are delegated by the Board of Directors, as well as any other functions that may from time to time delegated by the Board of Directors. With respect to human resources:  Annually review and approve, on an aggregate basis, the total compensation of all employees of the Company and all subsidiaries of the Company .  with respect to corporate governance : (i) identify individuals qualified to become Board members, and recommend that the Board select the director nominees fo r the nex t ann u al meet i ng o f share holders ; a n d ( i i )   develop and recommend to the Board the corporate governance guidelines and processes applicable to the Company, review these guidelines and processes at least annually and recommend changes to the Board. Annually review and approve corporate goals and objectives relevant to Chief Executive Officer’s compensation, evaluate the Chief Executive Officer’s performance in light of those goals and objectives, and set the Chief Executive Officer’s compensation level based on this evaluation .  Annually review the Chief Executive Officer’s evaluation of the performance of the other officers of the Company and such other senior management and key employees of the Company or any subsidiary of the Company as may be identified to the Committee by the Board (collectively, the “Designated Executives”) and review the Chief Executive Officer’s recommendations with respect to the amount of compensation to be paid to the Designated Executives .  Annually review, assess the competitiveness and appropriateness of and approve the compensation package of each of the Designated Executives .  Review and approve any employment contracts or arrangements with each of the Designated Executives, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment .  Review and recommend to the Board compensation policies and processes and in particular, the compensation policies and processes for the Designated Executives .  In determining the long - term incentive component of the Chief Executive Officer’s compensation and each Designated Executive’s compensation, consider the Company’s performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to Company executives in past years .  Make recommendations to the Board with respect to incentive compensation and equity - based plans, and review and make recommendations with respect to the performance or operating goals for participants in such plans .

43  Have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, Chief Executive Officer or senior executive compensation and have sole authority to approve the consultant’s fees and other retention terms .  Adopt, administer, approve and ratify awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and review and monitor awards under such plans .  Review and report to the Board on the appropriateness of the succession planning of the Company, including appointing, training and monitoring senior management .  Review the significant human resources policies, plans and programs of the Company to ensure they are supportive of the Company’s near and long - term strategies . With respect to corporate governance:  The Committee shall develop qualification criteria for Board members, and actively seek, interview and screen individuals qualified to become Board members for recommendation to the Board in accordance with the guidelines determined by the Board of Directors, from time to time .  The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm's fees and other retention terms .  The Committee shall annually receive comments from all directors and report annually to the Board with an assessment of the Board’s and individual director’s performance .  The Committee shall develop and recommend to the Board a Code of Business Conduct and Ethics, and shall consider any requests for waivers from the Company’s Code of Business Conduct and Ethics . The Company shall make disclosure of such waivers to the Securities and Exchange Commission and, as required, to the exchanges on which the Company’s securities are listed for trading . The Committee shall review annually, or more often if appropriate, the directors who are members (including qualifications and requirements), structure (including authority to delegate) and performance of committees of the Board (including reporting to the Board), and make recommendations to the Board, as appropriate .  The Committee shall serve in an advisory capacity to the Board and Chair of the Board on matters of organizational and governance structure of the Company and the conduct of the Board . I n connectio n wit h th e foregoin g authorit y and responsibilities:  The Committee shall have authority to obtain advice and assistance from internal or external legal, accounting or other advisors .  The Committee shall make regular reports to the Board.  Undertake on behalf of, and in an advisory capacity to, the Board such other initiatives as may be necessary or desirabl e t o assis t th e Boar d i n dischargin g it s  responsibility to ensure that appropriate human resources development, performance evaluation, compensation and management development programs are in place and operating effectively. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval .  The Committee shall annually review its own performance.  The Committee may form and delegate authority to subcommittees when appropriate.

CORPORATE OFFICE Hydrogenics Corporation 220 Admiral Boulevard Mississauga, Ontario Canada L5T 2N6 TEL: (905) 361 - 3660 Fax: (905) 361 - 3626 www.hydrogenics.com